Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

IAC/INTERACTIVECORP,

BUZZ MERGER SUB INC.

and

CARE.COM, INC.

Dated as of December 20, 2019

TABLE OF CONTENTS

Page

Article 1 The OFFER AND THE Merger		3

1.1	The Offer	3
1.2	Company Actions	5
1.3	The Merger	6
1.4	Closing and Effective Time of the Merger	7

Article 2 Conversion of Securities IN THE MERGER		8
		8
2.1	Conversion of Securities	9
2.2	Payment for Securities; Surrender of Certificates	11
2.3	Dissenting Shares	12
2.4	Treatment of Options and Restricted Stock Units	13
2.5	Withholding Rights	13
2.6	Adjustments	13

Article 3 Representations and Warranties of the Company		14

3.1	Corporate Organization	14
3.2	Capitalization	14
3.3	Authority; Execution and Delivery; Enforceability	16
3.4	No Conflicts	17
3.5	SEC Documents; Financial Statements; Undisclosed Liabilities	17
3.6	Absence of Certain Changes or Events	19
3.7	Offer Documents; Schedule 14D-9	19
3.8	Legal Proceedings	19
3.9	Compliance with Laws and Orders	20
3.10	Permits	21
3.11	Employee Benefit Plans	22
3.12	Employee and Labor Matters	24
3.13	Environmental Matters	25
3.14	Real Property; Title to Assets	25
3.15	Tax Matters	26
3.16	Material Contracts	28
3.17	Intellectual Property	30
3.18	Broker’s Fees	33
3.19	Opinion of Financial Advisor	33
3.20	Insurance	33
3.21	Affiliate Party Transactions	33
3.22	No Other Representations or Warranties	34

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Article 4 Representations and Warranties of Parent and Merger Sub		34

4.1	Corporate Organization	34
4.2	Authority, Execution and Delivery; Enforceability	35
4.3	No Conflicts	35
4.4	Litigation	36
4.5	Sufficient Funds	36
4.6	Schedule 14D-9; Offer Documents	36
4.7	Ownership of Company Capital Stock	36
4.8	Ownership of Parent and Merger Sub	36
4.9	No Stockholder and Management Arrangements	37
4.10	Brokers	37
4.11	No Other Representations and Warranties	37

Article 5 Covenants		38

5.1	Conduct of Business by the Company Pending the Closing	38
5.2	Access to Information; Confidentiality	41
5.3	No Solicitation	42
5.4	Appropriate Action; Consents; Filings	45
5.5	Certain Notices	47
5.6	Public Announcements	48
5.7	Employee Benefit Matters	48
5.8	Indemnification	50
5.9	Parent Agreements Concerning Merger Sub	52
5.10	Takeover Statutes	52
5.11	Section 16 Matters	52
5.12	Stockholder Litigation	52
5.13	Stock Exchange Delisting	53
5.14	FIRPTA Certificate	53

Article 6 Conditions to Consummation of the Merger		53

6.1	Conditions to Obligations of Each Party Under This Agreement	53
6.2	Frustration of Closing Conditions	53

Article 7 Termination, Amendment and Waiver		53

7.1	Termination	53
7.2	Effect of Termination	55
7.3	Company Termination Fee	55
7.4	Amendment	56
7.5	Waiver	56

Article 8 General Provisions		57

8.1	Non-Survival of Representations and Warranties	57
8.2	Fees and Expenses	57
8.3	Notices	57
8.4	Certain Definitions	58

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8.5	Terms Defined Elsewhere	65
8.6	Headings	68
8.7	Severability	68
8.8	Entire Agreement	68
8.9	Assignment	68
8.10	No Third Party Beneficiaries	68
8.11	Mutual Drafting; Interpretation	69
8.12	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury	69
8.13	Counterparts	70
8.14	Specific Performance	70

Annex I	Conditions to the Offer

Exhibit A	Form of Amended and Restated Certificate of Incorporation of Surviving Corporation
Exhibit B	Form of Amended and Restated Bylaws of the Surviving Corporation
Exhibit C	Form of FIRPTA Certificate

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of December 20, 2019 (this “Agreement”), is made by and among IAC/InterActiveCorp, a Delaware corporation (“Parent”), Buzz Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Care.com, Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.4 or as otherwise defined elsewhere in this Agreement.

RECITALS

A.                Pursuant to this Agreement, in furtherance of the acquisition of the Company by Parent, Parent shall cause Merger Sub to (and Merger Sub has agreed to) commence (within the meaning of Rule 14d-2 under the Exchange Act) a tender offer to purchase (i) any and all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (each, a “Share” and collectively, the “Shares”), at a price per Share of $15.00 (such amount or any higher amount per Share that may be paid pursuant to the Share Offer, the “Share Offer Price”), payable net to the seller in cash, without interest, subject to any withholding of Taxes required by applicable Law, on the terms and subject to the conditions set forth in this Agreement (the “Share Offer”), and (ii) any and all of the issued and outstanding shares of Series A Preferred Stock at a price per share of Series A Preferred Stock equal to (x) 150% of the Liquidation Preference per share, plus (y) Accrued and Unpaid Dividends payable in respect of such Preferred Share, in the case of clauses (x) and (y), calculated as of and including the Expiration Date, pursuant to the terms of the Certificate of Designations (such amount or any higher amount per share of Series A Preferred Stock that may be paid pursuant to the Preferred Share Offer the “Preferred Share Offer Price” and, together with the Preferred Share Offer Price, the “Offer Prices”), payable net to the seller in cash, without interest, subject to any withholding of Taxes required by applicable Law, on the terms and subject to the conditions set forth in this Agreement (the “Preferred Share Offer” and, together with the Share Offer, the “Offer”).

B.                 As soon as practicable following the Acceptance Time, the Company, Parent and Merger Sub desire to effect the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation and as a wholly-owned Subsidiary of Parent (the “Merger”) on the terms and subject to the conditions set forth in this Agreement, with the Merger to be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), pursuant to which, except as otherwise provided in Section 2.1, (i) each share of common stock, par value $0.001 per share, of the Company (each, a “Share” and collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Merger Consideration and (ii) each Preferred Share issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Series A Preferred Stock Consideration.

C.                 The Board of Directors of Merger Sub has, upon the terms and subject to the conditions set forth herein, approved and declared it advisable for Merger Sub to enter into this Agreement and consummate the transactions contemplated hereby, including the Offer and the Merger.

D.                The Board of Directors of Parent has, upon the terms and subject to the conditions set forth herein, approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger, and Parent, as the sole stockholder of Merger Sub, has duly executed and delivered to Merger Sub and the Company a written consent, to be effective by its terms immediately following execution of this Agreement, adopting this Agreement.

E.                 The Board of Directors of the Company (the “Company Board”) has, upon the terms and subject to the conditions set forth herein, (i) determined that the transactions contemplated by this Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger, (iii) determined that the Merger shall be effected as soon as practicable following the Acceptance Time without a vote of the Company’s stockholders pursuant to Section 251(h) of the DGCL, and (iv) recommended that the Company’s stockholders accept the Offer and tender their Shares or Preferred Shares, as applicable to Merger Sub in response to the Offer.

F.                  Concurrently with the execution of this Agreement, (i) CapitalG LP is entering into a Support Agreement with Parent (the “Capital G Support Agreement”), (ii) Tenzing Global Management LLC and Tenzing Global Investors Fund I LP are entering into a Support Agreement with Parent (the “Tenzing Support Agreement”), and (iii) Ms. Sheila Lirio Marcelo and The Sheila L. Marcelo 2012 Family Trust are entering into a Support Agreement with Parent (the “Marcelo Support Agreement,” and, collectively with the Capital G Support Agreement, and the Tenzing Support Agreement, the “Support Agreements”).

G.                Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various conditions to the Offer and the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, and the covenants, premises, representations and warranties and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties to this Agreement agree as follows:

Article 1
The OFFER AND THE Merger

1.1              The Offer.

(a)               Provided that this Agreement shall not have been terminated in accordance with Article 7, as promptly as practicable after the date hereof (but in no event later than January 13, 2020), Merger Sub shall (and Parent shall cause Merger Sub to) commence, within the meaning of Rule 14d-2 under the Exchange Act, the Offer to purchase for cash any and all (i) Shares (other than Shares to be cancelled in accordance with Section 2.1(b)) at the Share Offer Price and (ii) Preferred Shares at the Preferred Share Offer Price. Merger Sub shall, and Parent shall cause Merger Sub to, accept for payment, purchase and pay for all Shares and Preferred Shares, as applicable, validly tendered and not properly withdrawn pursuant to the Offer, subject only to: (a) there being validly tendered in the Offer (in the aggregate) and not properly withdrawn prior to the Expiration Date that number of Shares and Preferred Shares that, together with the number of Shares and Preferred Shares (if any) then owned by the Parent, equals at least a majority of the voting power represented by the Shares and Preferred Shares (voting on an as-converted basis in accordance with the Certificate of Designations) that are then issued and outstanding (the “Minimum Condition”); and (b) the satisfaction, or waiver by Merger Sub, of the other conditions and requirements set forth in Annex I.

(b)               On or prior to the date that Merger Sub becomes obligated to pay for Shares and Preferred Shares pursuant to the Offer, Parent shall provide or cause to be provided to Merger Sub on a timely basis funds sufficient to purchase and pay for any and all Shares and Preferred Shares, as applicable, that Merger Sub shall become obligated to accept for payment and purchase pursuant to the Offer. Subject to the satisfaction of the Minimum Condition and the satisfaction, or waiver by Merger Sub, of the other conditions and requirements set forth in Annex I, Merger Sub shall accept for payment (the time of such acceptance, the “Acceptance Time”) and pay for all Shares and Preferred Shares validly tendered and not properly withdrawn pursuant to the Offer as soon as practicable following the Expiration Date, and, in any event, no more than two (2) Business Days after the Expiration Date. The Offer Price payable in respect of each Share and Preferred Share, as applicable, validly tendered and not properly withdrawn pursuant to the Offer shall be paid to the seller in cash, without interest, subject to any withholding of Taxes required by applicable Law, on the terms and subject to the conditions set forth in this Agreement.

(c)               The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that describes the terms and conditions of the Offer in accordance with applicable Law and this Agreement, including the conditions and requirements set forth in Annex I. To the extent permitted by applicable Law, Parent and Merger Sub expressly reserve the right to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that except with the prior written approval of the Company, Merger Sub shall not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares or Preferred Shares sought to be purchased in the Offer, (iv) amend, modify or waive the Minimum Condition, (v) amend any of the other conditions to the Offer set forth in Annex I in a manner adverse to the holders of Shares or Preferred Shares, (vi) impose conditions to the Offer that are in addition to the conditions to the Offer set forth in Annex I hereto, (vii) except as provided in Sections 1.1(e) and 1.1(f), terminate, accelerate or otherwise modify or amend the Offer to accelerate the Expiration Date, or (viii) otherwise modify or amend any of the other terms of the Offer in a manner adverse in any material respect to the holders of Shares or Preferred Shares.

(d)               Unless extended in accordance with the terms of this Agreement, the Offer shall expire at one minute after 11:59 p.m. (New York City time) on the date that is twenty (20) Business Days following the commencement of the Offer (determined using Rule 14d-1(g)(3) promulgated under the Exchange Act) (such date and time, the “Initial Expiration Date”) or, if the Initial Expiration Date has been extended in accordance with this Agreement, the date and time to which the Offer has been so extended (the Initial Expiration Date, or such later date and time to which the Initial Expiration Date has been extended in accordance with this Agreement, the “Expiration Date”).

(e)               If on any then scheduled Expiration Date, any of the conditions to the Offer (including the Minimum Condition and the other conditions and requirements set forth in Annex I) have not been satisfied or waived by Merger Sub, Merger Sub shall (and Parent shall cause Merger Sub to) extend the Offer for successive periods of up to ten (10) Business Days each, or such longer period as may be agreed between Merger Sub and the Company, in order to permit the satisfaction of such conditions; provided, however, that Merger Sub shall not be required to extend the Offer beyond the Outside Date. The “Outside Date” shall be June 20, 2020. In addition, Merger Sub shall extend the Offer for any period or periods required by applicable Law or applicable rules, regulations, interpretations or positions of the SEC or its staff.

(f)                Merger Sub shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company, except if this Agreement has been terminated in accordance with Article 7. If this Agreement is terminated in accordance with Article 7, Merger Sub shall (and Parent shall cause Merger Sub to) promptly (and in any event within 24 hours following such termination), irrevocably and unconditionally terminate the Offer and shall not acquire any Shares or Preferred Shares pursuant thereto. If the Offer is terminated or withdrawn by Merger Sub, or this Agreement is terminated prior to the Acceptance Time, Merger Sub shall (and the Parent shall cause Merger Sub to) promptly return, and shall cause any depositary acting on behalf of Merger Sub to return, in accordance with applicable Law, all tendered Shares and Preferred Shares to the registered holders thereof and Merger Sub shall not (and Parent shall cause Merger Sub not to) accept any Shares or Preferred Shares pursuant to the Offer.

(g)               As soon as practicable on the date of the commencement of the Offer, Parent and Merger Sub shall file with the SEC, in accordance with Rule 14d-3 under the Exchange Act, a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”). The Schedule TO shall include, as exhibits, the Offer to Purchase, a form of letter of transmittal and a form of summary advertisement (collectively, together with any amendments, supplements and exhibits thereto, the “Offer Documents”). Parent and Merger Sub agree to cause the Offer Documents to be disseminated to holders of Shares and Preferred Shares, as and to the extent required by federal securities Laws, including the Exchange Act. Parent and Merger Sub, on the one hand, and the Company, on the other hand, agree to promptly notify the other party and correct any information provided by it for use in the Offer Documents, if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable Law, and Merger Sub agrees to cause the Offer Documents, as so corrected, to be filed with the SEC and disseminated to holders of Shares and Preferred Shares, in each case, as and to the extent required by the Exchange Act. Except following a Change of Board Recommendation, the Company and its counsel shall be given a reasonable opportunity to review the Schedule TO and the Offer Documents before they are filed with the SEC, and Parent and Merger Sub shall give due consideration to any additions, deletions or changes suggested thereto by the Company and its counsel. In addition, except following a Change of Board Recommendation, Parent and Merger Sub shall provide the Company and its counsel with copies of any written comments, and shall provide them an oral summary of any oral comments, that Parent and Merger Sub or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule TO or the Offer Documents promptly after receipt of such comments, and any written or oral responses thereto. The Company and its counsel shall be given a reasonable opportunity to review any such responses and Parent and Merger Sub shall give due consideration to the reasonable additions, deletions or changes suggested thereto by the Company and its counsel.

1.2              Company Actions.

(a)               Contemporaneous with the filing of the Schedule TO, the Company shall, in a manner that complies with the rules and regulations promulgated by the SEC under the Exchange Act, including Rule 14d-9 thereunder, file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”) that shall, subject to the provisions of Section 5.3, contain the Company Board Recommendation. The Company shall also include in the Schedule 14D-9, in its entirety, and a notice, in compliance with Section 262 of the DGCL, of appraisal rights in connection with the Merger under the DGCL. The Company hereby consents to the inclusion in the Offer Documents of a description of the Company Board Recommendation. The Company further agrees to cause the Schedule 14D-9 to be disseminated to holders of Shares and Preferred Shares, as and when required by the Exchange Act. If requested by Parent, the Company shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the holders of Shares and Preferred Shares together with the Offer Documents disseminated to the holders of Shares and Preferred Shares. Parent and Merger Sub, on the one hand, and the Company, on the other hand, agree to promptly notify the other party and correct any information included in, or incorporated by reference into, the Schedule 14D-9, if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable Law, and the Company agrees to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to holders of Shares and Preferred Shares, in each case, as and to the extent required by federal securities Laws, including the Exchange Act. Except for a filing on Schedule 14D-9 to disclose a Change of Board Recommendation, Parent and its counsel shall be given a reasonable opportunity to review the Schedule 14D-9 before it is filed with the SEC, and the Company shall give due consideration to the reasonable additions, deletions or changes suggested thereto by Parent and its counsel. In addition, except following a Change of Board Recommendation, the Company shall provide Parent and its counsel with copies of any written comments, and shall provide them with an oral summary of any oral comments, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments, and any written or oral responses thereto. Parent and its counsel shall be given a reasonable opportunity to review any such written responses and the Company shall give due consideration to the reasonable additions, deletions or changes suggested thereto by Parent and its counsel.

(b)               From time to time as reasonably requested by Parent or its agents, the Company shall furnish or cause to be furnished to Parent mailing labels, security position listings, non-objecting beneficial owner lists and any other listings or computer files containing the names and addresses of the record or beneficial holders of the Shares and Preferred Shares, as applicable, as of the most recent practicable date, and shall promptly furnish Parent with such information (including updated lists of holders of the Shares and Preferred Shares and their addresses, mailing labels, security position listings and non-objecting beneficial owner lists) and such other assistance as Parent or its agents may reasonably request in communicating with the record and beneficial holders of Shares and Preferred Shares. Subject to any and all Laws, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Parent and Merger Sub and their agents shall: (i) hold in confidence the information contained in any such lists of stockholders, mailing labels and listings, computer files or files of securities positions in accordance with the Confidentiality Agreement and (ii) use such information only in connection with the Offer and the Merger.

1.3              The Merger.

(a)               Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger and a wholly-owned Subsidiary of Parent (the “Surviving Corporation”). The Merger shall be effected pursuant to the Section 251(h) of DGCL and shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation. The Offer, the Merger and other transactions contemplated by this Agreement are referred to herein as the “Transactions.”

(b)               At the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, the certificate of incorporation of the Company, as amended and restated in the form attached hereto as Exhibit A, shall be the certificate of incorporation of the Surviving Corporation, and such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law (subject to Section 5.8). In addition, at the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, the bylaws of the Company, as amended and restated in the form attached hereto as Exhibit B, shall be the bylaws of the Surviving Corporation, and such bylaws shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law (subject to Section 5.8).

(c)               At the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other person, the directors of Merger Sub immediately prior to the Effective Time or such other individuals designated by Parent as of the Effective Time shall become the directors of the Surviving Corporation, each to hold office, from and after the Effective Time, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time, from and after the Effective Time, shall continue as the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(d)               If, at any time after the Effective Time, the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

1.4              Closing and Effective Time of the Merger. The closing of the Merger (the “Closing”) shall take place at 8:00 a.m., local time, on the same Business Day as the Acceptance Time, except if each of the applicable conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing) has not been satisfied or waived by such date, in which case on no later than the first Business Day on which each of such conditions is satisfied, at the offices of Latham & Watkins LLP, 200 Clarendon St., Boston, Massachusetts 02116, unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing actually occurs is referred to as the “Closing Date.” On the Closing Date, or on such other date as Parent and the Company may agree to, Merger Sub or the Company shall cause a certificate of merger (the “Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings required under the DGCL. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later date and time as is agreed upon by the parties and specified in the Certificate of Merger (such date and time at which the Merger becomes effective hereinafter referred to as the “Effective Time”).

Article 2
Conversion of Securities IN THE MERGER

2.1              Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a)               Conversion of Shares. Each Share issued and outstanding immediately prior to the Effective Time, other than Shares irrevocably accepted for payment in the Offer, Shares to be cancelled pursuant to Sections 2.1(b) or Dissenting Shares, shall be converted automatically into the right to receive the Share Offer Price (the “Merger Consideration”), payable net to the holder in cash, without interest, subject to any withholding of Taxes required by applicable Law as provided in Section 2.5, upon surrender of the Certificates or Book-Entry Shares in accordance with Section 2.2. As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.2.

(b)               Cancellation of Treasury Shares and Parent-Owned Shares. Each Share held by the Company as treasury stock or held directly by Parent or Merger Sub (or any direct or indirect wholly-owned subsidiaries of the Company, Parent or Merger Sub), in each case, immediately prior to the Effective Time, shall automatically be cancelled and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(c)               Merger Sub Equity Interests. All outstanding shares of capital stock of Merger Sub held immediately prior to the Effective Time shall be converted into and become (in the aggregate) 1,000 shares of newly and validly issued, fully paid and non-assessable shares of common stock of the Surviving Corporation and shall constitute the only outstanding capital of the Surviving Corporation.

(d)               Conversion of Series A Preferred Stock. Each share of Series A Preferred Stock (each, a “Preferred Share” and collectively, the “Preferred Shares”) issued and outstanding immediately prior to the Effective Time, other than Preferred Shares irrevocably accepted for payment in the Offer or Dissenting Shares, shall be converted automatically into the right to receive the Preferred Offer Price ( the “Series A Preferred Stock Consideration”), in either case, payable net to the holder in cash, without interest, subject to any withholding of Taxes required by applicable Law as provided in Section 2.5, upon surrender of the Certificates or Book-Entry Shares in accordance with Section 2.2. As of the Effective Time, all such Preferred Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter represent only the right to receive the Series A Preferred Stock Consideration to be paid in accordance with Section 2.2.

2.2              Payment for Securities; Surrender of Certificates.

(a)               Paying Agent. At or prior to the Effective Time, Parent shall designate a reputable bank or trust company to act as the paying agent (the identity and terms of designation and appointment of which shall be reasonably acceptable to the Company) for purposes of effecting the payment of the aggregate Merger Consideration and the aggregate Series A Preferred Stock Consideration in connection with the Merger in accordance with this Article 2 (the “Paying Agent”). Parent shall pay, or cause to be paid, the fees and expenses of the Paying Agent. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent the aggregate Merger Consideration and aggregate Series A Preferred Stock Consideration to which holders of Shares and holders of Preferred Shares shall be entitled at the Effective Time pursuant to this Agreement. In the event such deposited funds are insufficient to make the payments contemplated pursuant to Section 2.1, Parent shall promptly deposit, or cause to be deposited, with the Paying Agent such additional funds to ensure that the Paying Agent has sufficient funds to make such payments. Such funds shall be invested by the Paying Agent as directed by Parent, pending payment thereof by the Paying Agent to the holders of the Shares and the holders Preferred Shares in accordance with this Article 2; provided, however, that any such investments shall be in obligations of, or guaranteed by, the United States government or rated A-1 or P-1 or better by Moody’s Investor Service, Inc. or Standard & Poor’s Corporation, respectively. Earnings from such investments shall be the sole and exclusive property of the Surviving Corporation, and no part of such earnings shall accrue to the benefit of holders of Shares and the holders of Preferred Shares.

(b)               Procedures for Surrender.

(i)                 Certificates. As soon as practicable after the Effective Time (and in no event later than three (3) Business Days after the Effective Time), the Surviving Corporation shall cause the Paying Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Shares or Preferred Shares, as applicable, represented by certificates (the “Certificates”), which Shares or Preferred Shares were converted into the right to receive the Merger Consideration or the Series A Preferred Stock Consideration, as applicable, at the Effective Time pursuant to this Agreement: (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and shall otherwise be in such form as Parent and the Paying Agent shall reasonably agree; and (B) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.2(e)) in exchange for payment of the Merger Consideration or the Series A Preferred Stock Consideration, as applicable. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.2(e)) to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates, the holder of such Certificates shall be entitled to receive the Merger Consideration or Series A Preferred Stock Consideration, as applicable, formerly represented by such Certificates (after giving effect to any required Tax withholdings as provided in Section 2.5), and any Certificate so surrendered shall forthwith be cancelled. If payment of the Merger Consideration or the Series A Preferred Stock Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it shall be a condition precedent of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration or the Series A Preferred Stock Consideration, as applicable, to a Person other than the registered holder of the Certificate so surrendered and shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not required to be paid. Any other transfer or similar Taxes arising out of the transactions contemplated hereunder shall be borne by Parent. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. Until surrendered as contemplated hereby, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration or the Series A Preferred Stock Consideration, as applicable, in cash as contemplated by this Agreement, except for Certificates representing Dissenting Shares, which shall be deemed to represent only the right to receive payment of the fair value of such Shares in accordance with and to the extent provided by Section 262 of the DGCL.

(ii)              Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, no holder of non-certificated Shares or Preferred Shares represented by book-entry (“Book-Entry Shares”) shall be required to deliver a Certificate or, in the case of holders of Book-Entry Shares held through The Depository Trust Company, an executed letter of transmittal to the Paying Agent, to receive the Merger Consideration or the Series A Preferred Stock Consideration that such holder is entitled to receive pursuant to Section 2.1(a) or Section 2.1(d), as applicable. In lieu thereof, each holder of record of one or more Book-Entry Shares held through The Depository Trust Company whose Shares or Preferred Shares were converted into the right to receive the Merger Consideration or the Series A Preferred Stock Consideration, as applicable, shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver to The Depository Trust Company or its nominee as promptly as practicable after the Effective Time, in respect of each such Book-Entry Share a cash amount in immediately available funds equal to the Merger Consideration or the Series A Preferred Stock Consideration, as applicable (after giving effect to any required Tax withholdings as provided in Section 2.5), and such Book-Entry Shares of such holder shall be cancelled. As soon as practicable after the Effective Time (and in no event later than three (3) Business Days after the Effective Time), the Surviving Corporation shall cause the Paying Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Book-Entry Shares not held through The Depository Trust Company: (A) a letter of transmittal, which shall be in such form as Parent and the Paying Agent shall reasonably agree; and (B) instructions for returning such letter of transmittal in exchange for the Merger Consideration or Series A Preferred Stock Consideration, as applicable. Upon delivery of such letter of transmittal, in accordance with the terms of such letter of transmittal, duly executed, the holder of such Book-Entry Shares shall be entitled to receive in exchange therefor a cash amount in immediately available funds equal to the Merger Consideration or the Series A Preferred Stock Consideration, as applicable (after giving effect to any required Tax withholdings as provided in Section 2.5), and such Book-Entry Shares so surrendered shall at the Effective Time be cancelled. Payment of the Merger Consideration or the Series A Preferred Stock Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. No interest will be paid or accrued on any amount payable upon due surrender of Book-Entry Shares. Until paid or surrendered as contemplated hereby, each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration or the Series A Preferred Stock Consideration, as applicable, in cash as contemplated by this Agreement, except for Book-Entry Shares representing Dissenting Shares, which shall be deemed to represent the right to receive payment of the fair value of such Shares or Preferred Shares, as applicable, in accordance with and to the extent provided by Section 262 of the DGCL.

(c)               Transfer Books; No Further Ownership Rights in Shares. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares or Preferred Shares on the records of the Company. From and after the Effective Time, the holders of Certificates and Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares or Preferred Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d)               Termination of Fund; Abandoned Property; No Liability. Any portion of the funds (including any interest received with respect thereto) made available to the Paying Agent that remains unclaimed by the holders of Certificates or Book-Entry Shares on the first anniversary of the Effective Time will be returned to the Surviving Corporation or an affiliate thereof designated by the Surviving Corporation, upon demand, and any such holder who has not tendered its Certificates or Book-Entry Shares for the Merger Consideration or the Series A Preferred Stock Consideration, as applicable, in accordance with Section 2.2(b) prior to such time shall thereafter look only to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) for delivery of the Merger Consideration or the Series A Preferred Stock Consideration, as applicable, without interest and subject to any withholding of Taxes required by applicable Law as provided in Section 2.5, in respect of such holder’s surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b). Any portion of the Aggregate Merger Consideration remaining unclaimed by the holders of Certificates or Book-Entry Shares immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Surviving Corporation or an affiliate thereof designated by the Surviving Corporation, free and clear of any claim or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Parent, Merger Sub, the Surviving Corporation, the Paying Agent or their respective affiliates will be liable to any holder of a Certificate or Book-Entry Shares for Merger Consideration or the Series A Preferred Stock Consideration, as applicable, delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Aggregate Merger Consideration made available to the Paying Agent pursuant to Section 2.2(a), to pay for Shares or Preferred Shares for which appraisal rights have been perfected shall be returned to the Surviving Corporation, upon demand.

(e)               Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration or the Series A Preferred Stock Consideration, as applicable payable in respect thereof pursuant to Section 2.1(a) or Section 2.1(d), as applicable. Parent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration or the Series A Preferred Stock Consideration, as applicable, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in a reasonable sum as it may reasonably direct as indemnity against any claim that may be made against Parent, Merger Sub, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.3              Dissenting Shares. Notwithstanding anything in this Agreement to the contrary (but subject to the provisions of this Section 2.3), Shares and/or Preferred Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and has properly demanded appraisal for such Shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration or the Series A Preferred Stock Consideration, as applicable. At the Effective Time, all Dissenting Shares shall be cancelled and cease to exist, and the holders of Dissenting Shares shall only be entitled to the rights granted to them under the DGCL. If any such holder fails to perfect or otherwise waives, withdraws or loses his right to appraisal under Section 262 of the DGCL or other applicable Law, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the Merger Consideration or the Series A Preferred Stock Consideration, as applicable, without interest and subject to any withholding of Taxes required by applicable Law as provided in Section 2.5. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares or Preferred Shares and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle or compromise, any such demands or agree to do any of the foregoing.

2.4              Treatment of Options and Restricted Stock Units.

(a)               Treatment of Options.

(i)                 Effective as of five (5) Business Days prior to, and conditional upon the occurrence of, the Effective Time, each holder of an outstanding option to purchase Shares (each a “Company Option”) that qualifies as an incentive stock option within the meaning of Section 422(b) of the Code, whether vested or unvested, shall be entitled to exercise such Company Option in full by providing the Company with a notice of exercise and full payment of the applicable exercise price in accordance with and subject to the terms of the applicable Company Equity Plan and award agreement.

(ii)              At the Effective Time, each Company Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall automatically and without any required action on the part of the holder thereof or the Company, be cancelled and converted into the right to receive (without interest) an amount in cash equal to the product of (x) the total number of Shares underlying the Company Option as of immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Merger Consideration over the per-share exercise price of such Company Option; provided that any such Company Option with respect to which the per-share exercise price subject thereto is equal to or greater than the Merger Consideration shall be canceled for no consideration.

(b)               Treatment of Restricted Stock Units. At the Effective Time, (i) each award of Company restricted stock units that is subject solely to service-based vesting conditions (including any Company restricted stock units that were subject, in whole or in part, to performance-based vesting conditions as of the applicable grant date, but that are solely subject to service-based vesting conditions as of immediately prior to the Effective Time) (“Company RSUs”) and that is outstanding immediately prior to the Effective Time shall become fully vested and shall, automatically and without any required action on the part of the holder thereof or the Company, be cancelled and converted into the right to receive (without interest) an amount in cash equal to (x) the total number of Shares underlying such award of Company RSUs as of immediately prior to the Effective Time, multiplied by (y) the Merger Consideration. Each award of Company restricted stock units other than those described in the immediately preceding sentence shall have been cancelled for no consideration prior to the Effective Time in accordance with their terms.

(c)               Payment by Surviving Corporation. The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, pay to the holders of Company Options and Company RSUs the amounts described in Sections 2.4(a) and 2.4(b), less Taxes required to be withheld with respect to such payments, as soon as practicable following the Closing Date, through the Surviving Corporation’s payroll system (to the extent applicable), but not later than three (3) Business Days following the Closing Date; provided that, with respect to Company RSUs, to the extent payment within such time or on such date would trigger a Tax or penalty under Section 409A of the Code, such payments shall be made on the earliest date that payment would not trigger such Tax or penalty.

(d)               Termination of Company Equity Plans(e). As of the Effective Time, the Company’s 2014 Incentive Award Plan and the Company’s 2006 Stock Incentive Plan (together, the “Company Equity Plans”) shall be terminated and no further Shares, Company Options, Company RSUs, other Equity Interests in the Company or other rights with respect to Shares shall be granted thereunder. Following the Effective Time, no such Company Option, Company RSU, Equity Interest or other right that was outstanding immediately prior to the Effective Time shall remain outstanding and each former holder of any such Company Option, Company RSU, Equity Interest or other right shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 2.4.

(e)               Board Actions. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take such other actions as are reasonably necessary and appropriate (including using reasonable best efforts to obtain any required consents) to effect the transactions described in this Section 2.4.

2.5              Withholding Rights. The Company, Parent, Merger Sub, the Surviving Corporation and the Paying Agent, as the case may be, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any other provision of applicable Law. To the extent that amounts are so deducted or withheld and paid to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

2.6              Adjustments. In the event that, between the date of this Agreement and the Effective Time, any change in the outstanding Shares and/or Preferred Shares shall occur as a result of any stock split, reverse stock split, stock dividend (including any dividend or distribution of Equity Interests convertible into or exchangeable for Shares and/or Preferred Shares, but excluding any dividends on Preferred Shares pursuant to Section 4(b) of the Certificate of Designations), recapitalization, reclassification, combination, exchange of shares or other similar event, the applicable Offer Price, the Merger Consideration and/or the Series A Preferred Stock Consideration, as applicable, shall be equitably adjusted to reflect such event and to provide to holders of Shares and/or Preferred Shares, as applicable, the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.6 shall be deemed to permit or authorize the Company to take any such action or effect any such change that it is not otherwise authorized or permitted to take pursuant to this Agreement (including Section 5.1).

Article 3
Representations and Warranties of the Company

Except (a) as set forth in the corresponding section or subsection of the disclosure schedule delivered by the Company to Parent and Merger Sub (the “Company Disclosure Schedule”) concurrent with the execution of this Agreement (with specific reference to the representations and warranties in this Article 3 to which the information in such schedule relates; provided that disclosure in the Company Disclosure Schedule as to a specific representation or warranty shall qualify any other sections of this Article 3 to the extent (notwithstanding the absence of a specific cross reference) it is reasonably apparent on its face that such disclosure relates to such other sections), and (b) as otherwise disclosed or identified in the Company SEC Documents filed by the Company with the SEC not less than two (2) Business Days prior to the date hereof (other than any forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the Company SEC Documents or any other section to the extent they are forward looking statements or cautionary, predictive or forward-looking in nature but including any historical or factual matters disclosed in such sections), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1              Corporate Organization. Each of the Company and its Subsidiaries is a corporation or other legal entity duly organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite corporate or organizational, as the case may be, power and authority to own, operate or lease its properties and assets and to carry on its business as it is now being conducted. Each of the Company and its Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, operated or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The copies of the Certificate of Incorporation (the “Company Charter”) and Amended and Restated Bylaws (the “Company Bylaws”) of the Company, as most recently filed with the Company SEC Documents, are true, complete and correct copies of such documents as in effect as of the date of this Agreement. The Company is not in violation of any of the provisions of the Company Charter or the Company Bylaws.

3.2              Capitalization.

(a)               The authorized capital stock of the Company consists of three hundred million (300,000,000) Shares and five million (5,000,000) shares of preferred stock, par value $0.001 per share (“Company Preferred Stock”), 46,350 of which have been designated as Series A Preferred Stock. As of the close of business on December 18, 2019, (i) 33,268,479 Shares (other than treasury shares) and 46,350 Preferred Shares were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (ii) no Shares were held in the treasury of the Company or by its Subsidiaries and (iii) 3,006,017 Shares are subject to outstanding Company Options and 1,472,562 Shares are subject to outstanding Company RSUs and 192,835 shares are subject to outstanding restricted stock units that are subject, in whole or in part, to performance-based vesting conditions (“Company PSUs”) (assuming maximum level of performance). Except for Company Options, Company RSUs and Company PSUs under the Company Equity Plans, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of the Company, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating the Company to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, the Company. Since December 18, 2019 and prior to the date of this Agreement, except for the issuance of Shares under the Company Equity Plans in accordance with their terms, the Company has not issued any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance described in this Section 3.2(a).

(b)               The Company has provided Parent with a true and complete list of all outstanding Company Equity Awards as of December 18, 2019, including (i) the type of award and the number of Shares related or subject thereto, (ii) the name of the Company Equity Plan under which the award was granted, (iii) the date of grant, and (iv) with respect to each Company Option, the per-share exercise price and expiration date thereof. All Shares subject to issuance under the Company Equity Plans, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. There are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any Shares or any capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries. There are no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(c)               Section 3.2(c) of the Company Disclosure Schedule sets forth a true and complete list of all of the Subsidiaries of the Company and the authorized, issued and outstanding Equity Interests of each such Subsidiary. None of the Company or any of its Subsidiaries holds an Equity Interest in any other Person. Each outstanding share of capital stock of or other Equity Interest in each Subsidiary of the Company is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by the Company or one or more of its wholly-owned Subsidiaries free and clear of all Liens, other than Permitted Liens. There are no options, warrants or other rights, agreements, arrangements or commitments of any character to which any Subsidiary of the Company is a party or by which any Subsidiary of the Company is bound relating to the issued or unissued capital stock or other Equity Interests of such Subsidiary, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating any Subsidiary of the Company to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, such Subsidiary. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company or any other Person, other than guarantees by the Company of any indebtedness or other obligations of any wholly-owned Subsidiary of the Company. None of the Company’s Subsidiaries owns any Shares. The certificates of incorporation or bylaws (or equivalent organizational documents) of each Subsidiary of the Company as in effect as of the date of this Agreement have been made available to Parent. None of the Company’s Subsidiaries are in material violation of any of their respective certificates of incorporation or bylaws (or equivalent organizational documents).

3.3              Authority; Execution and Delivery; Enforceability.

(a)               The Company has all necessary power and authority to execute and deliver this Agreement, to perform and comply with each of its covenants and obligations under this Agreement and to consummate the Transactions. The execution and delivery by the Company of this Agreement, the performance and compliance by the Company with each of its obligations herein, and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company and no other stockholder votes are necessary to authorize this Agreement or the consummation by the Company of the Transactions. The Company has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub of this Agreement, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

(b)               The Company Board has, at a meeting duly called and held, adopted resolutions (i) determining that the Transactions, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approving, adopting and declaring advisable this Agreement and the Transactions, including the Offer and the Merger, (iii) determining that the Merger shall be effected as soon as practicable following the Acceptance Time without a vote of the Company’s stockholders pursuant to Section 251(h) of the DGCL and (iv) recommending that the Company’s stockholders accept the Offer and tender their Shares and Preferred Shares, as applicable, to Merger Sub in response to the Offer (the “Company Board Recommendation”).

(c)               Subject to the accuracy of Section 4.7, the Company Board has taken all actions and votes as are necessary, so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar Law are not applicable to this Agreement and the transactions contemplated hereby, including the Offer, the Merger or the other Transactions. To the Knowledge of the Company, no other takeover, anti-takeover, business combination, control share acquisition or similar Law applies to the Merger or the other Transactions. The only vote of holders of any class or series of Shares or other Equity Interests of the Company necessary to adopt this Agreement would be, in the absence of Section 251(h) of the DGCL, the adoption of this Agreement by the holders of a majority of the voting power represented by the Shares and the Preferred Shares (voting on an as-converted basis in accordance with the Certificate of Designations) that are outstanding and entitled to vote thereon.

3.4              No Conflicts.

(a)               None of the execution and delivery of this Agreement or the acceptance for payment or payment for Shares of Preferred Shares, as applicable, does or will, nor will the performance of this Agreement by the Company , (i)  conflict with or violate any provision of the Company Charter or the Company Bylaws or any equivalent organizational documents of any Subsidiary of the Company, (ii) assuming that all consents, approvals, authorizations and permits described in Section 3.4(b) have been obtained and all filings and notifications described in Section 3.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any of its Subsidiaries pursuant to, any Contract or Permit to which the Company or any of its Subsidiaries is party, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)               None of the execution and delivery of this Agreement by the Company or the acceptance for payment or payment for Shares of Preferred Shares, as applicable, does or will, nor will the consummation by the Company of the Transactions and compliance by the Company with any of the terms or provisions hereof, require any consent, approval, authorization or permit of, filing with or notification to, any Governmental Entity, except (i) under the Exchange Act and the rules and regulations of NYSE, (ii) any applicable requirements of any Competition Laws, (iii) the filing and recordation of the Certificate of Merger as required by the DGCL and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.5              SEC Documents; Financial Statements; Undisclosed Liabilities.

(a)               The Company has timely filed or furnished all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Company with the SEC under the Securities Act or the Exchange Act since January 1, 2018 (the “Company SEC Documents”). None of the Subsidiaries of the Company is required to make any filings with the SEC.

(b)               As of its respective filing date (or, if amended or superseded prior to the date of this Agreement, on the date of such filing) each Company SEC Document complied as to form in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC or its staff with respect to the Company SEC Documents, and to the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation or other governmental investigation regarding the accounting practices of the Company.

(c)               The consolidated financial statements of the Company included in the Company SEC Documents (including, in each case, any notes or schedules thereto) (the “Company SEC Financial Statements”) (i) complied as to form in all material respects with the applicable accounting requirements and published rules and regulations of the SEC with respect thereto, (ii) fairly present, in all material respects, the financial condition and the results of operations, cash flows and changes in stockholders’ equity of the Company and its Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in the Company SEC Financial Statements, and (iii) were prepared in accordance with GAAP as applied by the Company (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), subject, in the case of interim Company SEC Financial Statements, to normal year-end adjustments and the absence of notes.

(d)               The Company has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act; or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act) with respect to all applicable Company SEC Documents. The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act, which such controls and procedures are designed to ensure that all material information concerning the Company and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company SEC Documents. The Company has disclosed, based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred since January 1, 2018 and are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent all such disclosures made by management to the Company’s auditors and audit committee since January 1, 2018.

(e)               The Company and its Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued) required by GAAP to be reflected or reserved on a consolidated balance sheet of the Company (or the notes thereto) except (i) as disclosed, reflected or reserved against in the Company’s consolidated audited balance sheet as of December 29, 2018 or the notes thereto included in the Company’s Annual Report on Form 10-K filed prior to the date hereof for the fiscal year ended December 29, 2018, (ii) for liabilities and obligations incurred in the ordinary course of business since December 29, 2018, (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Offer, the Merger or the Transactions and (iv) for liabilities and obligations that, individually or in the aggregate, have not had, or would not reasonably be expected to have, a Company Material Adverse Effect.

3.6              Absence of Certain Changes or Events. Since September 30, 2019, through the date of this Agreement, (a) the Company and its Subsidiaries have conducted their businesses in all material respects in the ordinary course and in a manner consistent with past practice and (b) there has not been any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. Since September 30, 2019 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that would have constituted a breach of, or required Parent’s consent pursuant to, Sections 5.1(e), (f), (g), (h), (m), (p), (q), (r) or (s) had the covenants therein applied since September 30, 2019.

3.7              Offer Documents; Schedule 14D-9. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Offer Documents will, when filed with the SEC, when distributed or disseminated to holders of Shares and Preferred Shares and at the Expiration Date, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Company to such portions thereof that relate to Parent and its Subsidiaries, including Merger Sub, or to statements made therein based on information supplied by or on behalf of Parent for inclusion or incorporation by reference therein). The Schedule 14D-9 (and any amendment or supplement thereto), will not, when filed with the SEC, at the time of distribution or dissemination thereof to the stockholders of the Company, and at the Expiration Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (except that make no representation or warranty is made by the Company with respect to such portions thereof that relate expressly to Parent and its Subsidiaries, including Merger Sub, or to statements made therein based on information supplied by or on behalf of Parent for inclusion or incorporation by reference therein). The Schedule 14D-9 will comply as to form in all material respects with the requirements of the Exchange Act and other applicable Law.

3.8              Legal Proceedings. There are no Proceedings pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective assets or properties or any of the officers or directors of the Company, except, in each case, for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor any of their respective assets or properties is or are subject to any Order, except for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

3.9              Compliance with Laws and Orders.

(a)               With the exception of Information Privacy Laws, the representations for which are set forth in Section 3.17, the Company and its Subsidiaries are in compliance and since January 1, 2018 have been in compliance with all Laws and Orders applicable to the Company or any of its Subsidiaries or any assets owned or used by any of them except where any non-compliance, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written communication since January 1, 2018 from a Governmental Entity that alleges that the Company or any of its Subsidiaries is not in compliance with any such Law or Order, except where any non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have, a Company Material Adverse Effect.

(b)               Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, in the past five (5) years, none of the Company, its Subsidiaries, or any of their respective directors, officers, employees, distributors, suppliers, agents, or other Persons acting for or on behalf of any of any of the foregoing (i) has used any funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, or (ii) has taken any act that would cause the Company or any of its Subsidiaries to be violation of any provision of the Foreign Corrupt Practices Act of 1977 (the “FCPA”), the UK Bribery Act 2010 (“Bribery Act”), or any other applicable anti-corruption laws. The Company and its Subsidiaries have implemented and maintain in effect policies and procedures designed to ensure compliance in all material respects by the Company and its Subsidiaries and their respective directors, officers, employees, distributors, suppliers, agents, and other Persons acting for or on behalf of any of any of the foregoing with the FCPA, the Bribery Act, and any other applicable anti-corruption Laws.

(c)               Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries are in compliance and have for the past five (5) years complied with all applicable import and export control laws, including statutory and regulatory requirements under the Arms Export Control Act (22 U.S.C. § 2778), the International Traffic in Arms Regulations (22 C.F.R. pt. 120 et seq.), the Export Administration Regulations (15 C.F.R. pt. 730 et seq.), and applicable sanctions (collectively, the “International Trade Laws”). During the past five (5) years, neither the Company nor any Subsidiary nor any of their respective directors, officers, employees, agents, representatives, and any other Person acting for or on behalf of the Company or its Subsidiaries has: (i) been organized, operated, or resided in; or (ii) had any transactions, business or financial dealings that benefited, or directly or indirectly involved, Cuba, Iran, North Korea, Sudan, Syria or the Crimea region of the Ukraine. Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received any written or other communication during the past five (5) years from any Governmental Entity that alleges that the Company or any Subsidiary is not, or may not be, in compliance with, or has, or may have, any liability under, applicable International Trade Laws. The Company and its Subsidiaries have implemented and maintain in effect policies and procedures designed to ensure compliance in all material respects by the Company and its Subsidiaries and their respective directors, officers, employees, distributors, suppliers, agents, and other Persons acting for or on behalf of any of any of the foregoing with any applicable International Trade Laws.

(d)               Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect , the Company and each of its Subsidiaries are and have for the past five (5) years complied with all applicable requirements of state, federal, and local consumer reporting and other consumer protection statutes and regulations, including, (i) the Fair Credit Reporting Act of 1970, as amended, and the rules and regulations promulgated thereunder, (ii) the prohibitions against unfair, deceptive, or abusive acts or practices and (iii) laws and regulations regarding auto-renewing contracts, (collectively, the “Consumer Protection Laws”), and no action, suit, proceeding, or investigation by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Consumer Protection Laws is pending or threatened.

(e)               Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries are in compliance and have for the past five (5) years complied with all applicable laws related to money laundering, any predicate crime to money laundering, or any financial record keeping and reporting requirements related thereto, including, the USA PATRIOT Act and the Bank Secrecy Act of 1970. Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, other communication during the past five (5) years from any Governmental Entity that alleges that the Company or any Subsidiary is not, or may not be, in compliance with, or has, or may have, any liability under, applicable Anti-Money Laundering Laws. The Company and its Subsidiaries have implemented and maintain in effect policies and procedures designed to ensure compliance by the Company and its Subsidiaries and their respective directors, officers, employees, distributors, suppliers, agents, and other Persons acting for or on behalf of any of any of the foregoing with any applicable Anti-Money Laundering Laws, except where failure to have any such policies or procedures, individually or in the aggregate, has not had and would not reasonably be expected to have, a Company Material Adverse Effect. Without limiting the foregoing, except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, (a) at all times during the past five (5) years, the Company and its Subsidiaries have obtained all governmental licenses and made all necessary registration and filings required under applicable Anti-Money Laundering Laws.

3.10          Permits. The Company and each of its Subsidiaries have all required governmental licenses, permits, certificates, approvals, franchises, grants, accreditations, registrations, easements, variances, exceptions, consents, billing and authorizations (“Permits”) necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of the Permits is valid, subsisting and in full force and effect, except where the failure to have or maintain such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have, a Company Material Adverse Effect. The operation of the Company and its Subsidiaries as currently conducted is not, and has not been since January 1, 2018, in violation of, nor is the Company or its Subsidiaries in default or violation under, any Permit (except for such past violation or default as has been remedied and imposes no continuing obligations or costs on the Company or its Subsidiaries), and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Permit, except where such default or violation of such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have, a Company Material Adverse Effect. There are no actions pending or, to the Knowledge of the Company, threatened, that seek the revocation, cancellation or modification of any Permit, except where such revocation, cancellation or modification, individually or in the aggregate, has not had and would not reasonably be expected to have, a Company Material Adverse Effect.

3.11          Employee Benefit Plans.

(a)               Section 3.11(a) of the Company Disclosure Schedule sets forth a true and complete list of each material Company Benefit Plan. “Company Benefit Plan” shall mean each (i) “employee benefit plan” as defined in Section 3(3) of ERISA, whether written or unwritten, and whether or not subject to ERISA and (ii) each other employment or employee benefit plan, program, practice, policy, arrangement, or agreement, whether written or unwritten, including any compensation, employment, consulting, end of service or severance, termination protection, change in control, transaction bonus, retention, pension, retirement, profit-sharing, deferred compensation, stock option, equity or equity-based compensation, stock purchase, employee stock ownership, vacation, holiday pay or other paid time off, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, other employee benefit plans or fringe benefit plans or other similar compensation or employee benefit plan, program or arrangement, in each case, (x) that is sponsored, maintained, administered, contributed to, participated in or entered into by the Company or its Subsidiaries for the current or future benefit of any current or former director, officer, employee or independent contractor or consultant of the Company or its Subsidiaries who is a natural person (each, a “Service Provider”), (y) with respect to which the Company or any of its Subsidiaries has any liability or (z) to which the Company or any of its Subsidiaries is a party; provided, for the avoidance of doubt, that the following need not be set forth on Section 3.11(a) of the Company Disclosure Schedule: (i) any employment contracts or consultancy agreements for employees or consultants who are natural persons that (A) do not provide for severance, retention, change in control, transaction bonus or other material compensation or benefits or (B) are in all material respects consistent with a standard form previously made available to Parent where the severance period or required notice of termination provided is not in excess of thirty (30) days or such longer period as is required under local Law, and (ii) plans or arrangements required to be provided to a Service Provider pursuant to applicable Law without discretion as to the level of benefits.

(b)               The Company has made available to Parent a true and complete copy of the following items with respect to each material Company Benefit Plan: (i) the plan document or other governing Contract, including all related trust documents, insurance contracts or other funding arrangements, and all amendments thereto, (ii) for the most recent plan year, the IRS Form 5500 and all schedules thereto, (iii) the most recently distributed summary plan description and any summary of material modifications thereto, (iv) written summaries of all non-written Company Benefit Plans, (v) the most recently received IRS determination letter or opinion letter, as applicable and (vi) the most recently prepared financial statements, if applicable.

(c)               Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)                 each Company Benefit Plan has been administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code, and all contributions, premiums, or other payments that are due have been paid;

(ii)              each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the IRS as to its qualified status and, to the Company’s Knowledge, no fact or event has occurred that could adversely affect the qualified status of any such Company Benefit Plan or the exempt status of any associated trust;

(iii)            there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan; and

(iv)             no Proceeding has been brought, or to the Knowledge of the Company is threatened, against or with respect to any such Company Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims).

(d)               Neither the Company, nor any of its Subsidiaries, nor any Company ERISA Affiliate has in the past six (6) years maintained, sponsored, participated in or contributed to (or been obligated to maintain, sponsor, participate in or contribute to) any (i) “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (ii) plan that is subject to the provisions of Title IV of ERISA or Section 412 of the Code or (iii) any defined benefit pension plan, including any defined benefit pension plan that is maintained primarily for the benefit of any Service Provider outside of the United States.

(e)               Neither the execution of this Agreement nor the consummation of the Transactions (alone or in conjunction with any other event, including any termination of employment) will except as required under this Agreement (i) entitle any current or former Service Provider to any compensation or benefit (including any bonus, retention, severance pay or any similar compensation or benefit) under any Company Benefit Plan, (ii) accelerate the time of payment or vesting, result in any payment or funding (through a grantor trust or otherwise) or increase the amount of any compensation or benefits under any Company Benefit Plan, (iii) result in any restriction on the right of the Company or any of its Subsidiaries or, after the consummation of the Merger or the Transactions, the Surviving Corporation, to merge, amend, terminate or transfer any Company Benefit Plan on or following the Closing or (iv) result in the forgiveness of any indebtedness of any current or former Service Provider.

(f)                No amounts payable under the Company Benefit Plans will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code or be subject to excise tax under Section 4999 of the Code.

(g)               Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former Service Provider for any excise or additional Tax, interest or penalties incurred by such individual under Section 4999 or Section 409A of the Code.

(h)               No Company Benefit Plan provides post-employment, medical, disability or life insurance benefits to any current or former Service Provider or their dependents, other than (i) as required by Law, including under Section 4980B of the Code, (ii) the full cost of which is borne by the Service Provider or former Service Provider (or any beneficiary of the Service Provider or former Service Provider) or (iii) benefits provided during the period a former employee is receiving severance pay.

3.12          Employee and Labor Matters.

(a)               Neither the Company nor any of its Subsidiaries is a party to or bound by a collective bargaining agreement, agreement with any works council or other labor-related contract or arrangement with any labor or trade union, labor organization or works council (each, a “Labor Agreement”), nor is any such Labor Agreement presently being negotiated, nor, to the Knowledge of the Company, are there any employees of the Company or any of its Subsidiaries represented by a labor or trade union, labor organization or works council with respect to their employment with or service to the Company or any of its Subsidiaries. With respect to the employees of the Company and its Subsidiaries, there are no pending or, to the Knowledge of the Company, threatened (i) representation or certification proceedings or unfair labor practice complaints brought before or filed with the National Labor Relations Board or any other labor relations tribunal or authority, (ii) labor organizing efforts or campaigns, nor have there been any such labor organizing efforts or campaigns since January 1, 2016, or (iii) labor strike, dispute, lockout, slowdown, stoppage or other material organized work interruption or labor-related grievance, nor have there been any such labor issues since January 1, 2016.

(b)               Except where any non-compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all Labor Agreements and applicable Laws respecting employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wage payment, wages and hours, independent contractor classification, classification of employees as exempt versus nonexempt, equal pay, child labor, immigration and work authorizations, employment discrimination and harassment, employee leave issues, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, social welfare obligations and unemployment insurance.

(c)               Except where any breach has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, no key employee of the Company or any of its Subsidiaries has materially breached any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation: (i) to the Company or any of its Subsidiaries or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or any of its Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information.

(d)               To the Knowledge of the Company, in the last five (5) years, no allegations of sexual harassment or similar misconduct have been made against (i) any officer of the Company or its Subsidiaries in his or her capacity as such or (ii) an employee of the Company or its Subsidiaries at a level of Vice President or above in his or her capacity as an employee of the Company or its Subsidiaries.

3.13          Environmental Matters. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)               The Company and each of its Subsidiaries (i) is in compliance with all, and has no liability under any, Environmental Laws, (ii) has and holds, or has applied for, all Environmental Permits necessary for the conduct of their business and the use of their properties and assets, as currently conducted and used, and (iii) is in compliance with their respective Environmental Permits.

(b)               There are no Environmental Claims pending nor, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and none of the Company or any of its Subsidiaries has received any written notification of any allegation of actual or potential responsibility for any Release or threatened Release of any Hazardous Materials.

(c)               None of the Company or any of its Subsidiaries (i) has entered into or agreed to any consent decree or consent order or is otherwise subject to any judgment, decree, or judicial or administrative order relating to compliance with Environmental Laws, Environmental Permits or to the investigation, sampling, monitoring, treatment, remediation, response, removal or cleanup of Hazardous Materials and no Proceeding is pending or, to the Knowledge of the Company, threatened with respect thereto, or (ii) is an indemnitor by contract or otherwise in connection with any claim, demand, suit or action threatened or asserted by any third-party for any liability under any Environmental Law or otherwise relating to any Hazardous Materials.

(d)               The Company has provided to Parent copies of any Phase I or Phase II environmental site assessments, any environmental compliance audits and any other material documents relating to compliance with or liability under any Environmental Laws.

3.14          Real Property; Title to Assets.

(a)               Section 3.14(a) of the Company Disclosure Schedule sets forth a true and complete list of all real property owned in fee by the Company or any of its Subsidiaries (together with all buildings, improvements and fixtures located thereon and appurtenances thereto, collectively, the “Company Owned Real Property”) and the address for each Company Owned Real Property. The Company or any of its Subsidiaries, as the case may be, holds good and valid fee title to the Company Owned Real Property, free and clear of all Liens, except for Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all buildings, structures, improvements and fixtures located on the Company Owned Real Property are in a state of good operating condition and are sufficient for the continued conduct of business in the ordinary course, subject to reasonable wear and tear.

(b)               Section 3.14(b) of the Company Disclosure Schedule sets forth (i) a true and complete list of all real property leased, subleased or otherwise occupied (whether as a tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any of its Subsidiaries (collectively, the “Company Leased Real Property”), (ii) the address for each parcel of Company Leased Real Property, and (iii) a description of the applicable lease, sublease or other agreement therefore and any and all amendments and modifications relating thereto. No Company Lease Agreement is subject to any Lien, including any right to the use or occupancy of any Company Leased Real Property, other than Permitted Liens.

(c)               The Company Owned Real Property and the Company Leased Real Property are referred to collectively herein as the “Company Real Property”. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each parcel of Company Real Property is in compliance with all existing Laws applicable to such Company Real Property, and (ii) neither the Company nor any of its Subsidiaries has received written notice of any Proceedings in eminent domain, condemnation or other similar Proceedings that are pending, and to the Company’s Knowledge there are no such Proceedings threatened, affecting any portion of the Company Real Property.

(d)               The Company or a Subsidiary of the Company has good and marketable title to, or a valid and binding leasehold or other interest in, all tangible personal property necessary for the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens (except for Permitted Liens) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.15          Tax Matters. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)               all Tax Returns that are required to be filed by any of the Company or its Subsidiaries have been filed, and all such Tax Returns are true, complete, and accurate;

(b)               each of the Company and its Subsidiaries has paid all Taxes required to be paid by it, other than Taxes for which adequate reserves have been established in accordance with GAAP on the financial statements of the Company and its Subsidiaries;

(c)               the Company and its Subsidiaries have withheld any Taxes required to be withheld from amounts owing to, or collected from, any employee, creditor, or other third party;

(d)               no deficiencies for Taxes have been claimed, proposed or assessed by any Governmental Entity in writing against the Company or any of its Subsidiaries except for deficiencies which have been satisfied, settled or withdrawn;

(e)               there is no ongoing audit, examination, investigation or other proceeding with respect to Taxes of the Company or any of its Subsidiaries, nor has been any threatened in writing;

(f)                neither the Company nor any of its Subsidiaries has waived or extended any statute of limitations with respect to Taxes, which waiver or extension remains in effect;

(g)               neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355(a) of the Code in the two (2) years prior to the date of this Agreement;

(h)               neither the Company nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity agreement (other than any agreement the primary purpose of which is not related to Taxes);

(i)                 neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated return for U.S. federal income tax purposes, other than a group of which the Company or one of its Subsidiaries has been the common parent;

(j)                 neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date, as a result of any (i) change in method of accounting pursuant to Section 481 of the Code (or any similar provision of state, local or non-U.S. Law) requested or filed prior to the Closing, (ii) the use of an incorrect method of accounting for a Tax period prior to the Closing Date, (iii) installment sale or open transaction disposition made prior to the Closing Date outside the ordinary course of business, or (iv) “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) entered into on or prior to the date hereof; and

(k)               neither the Company nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Treasury Regulation Sections 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(l)                 The representations and warranties set forth in this Section 3.15 and, to the extent relating to Tax matters, Section 3.11, constitute the sole and exclusive representations and warranties of the Company regarding Tax matters.

3.16          Material Contracts.

(a)               Section 3.16(a) of the Company Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each of the following Contracts (other than any Company Benefit Plans) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their assets or businesses are bound (and any material amendments, supplements and modifications thereto):

(i)                 Contracts with any of the top ten (10) largest suppliers by purchases made by the Company or any of its Subsidiaries during the nine (9) month period ended September 30, 2019;

(ii)              Contracts with any of the top ten (10) largest customers by purchases made by such customer during the nine (9) month period ended September 30, 2019;

(iii)            Contracts concerning the establishment or operation of a partnership, joint venture, alliance or limited liability company;

(iv)             Contracts that materially affect the use or enforcement by the Company or its Subsidiaries of any material Intellectual Property rights owned by the Company or its Subsidiaries (including settlement agreements, covenants not to assert, and consents to use), excluding any Contracts that are non-exclusive and entered into in the ordinary course of business;

(v)               Contracts pursuant to which the Company or its Subsidiaries grants or obtains any right to use any material Intellectual Property rights, excluding agreements with customers or end-users, confidentiality or non-disclosure agreements, agreements with employees or staff augmentation contractors, and any non-exclusive licenses of Intellectual Property (including end-user click-wrap or shrink-wrap licenses to software or databases that are generally commercially available) entered into in the ordinary course of business;

(vi)             the lease agreements of the Company or any of its Subsidiaries that pertain to each parcel of Company Leased Real Property (each, a “Company Lease Agreement”);

(vii)          Contracts containing (A) a covenant materially restricting the ability of the Company or any of its Subsidiaries (or, after consummation of the Merger, would materially restrict the Surviving Corporation or its affiliates) to engage in any line of business in any geographic area or to compete with any Person, to market any product or to solicit customers; (B) a provision granting the other party “most favored nation” status or equivalent preferential pricing terms; or (C) “exclusivity” or any similar requirement in favor of a third party;

(viii)        Contracts that involve future expenditures or receipts by the Company or any of its Subsidiaries of more than two hundred fifty thousand dollars ($250,000) in any one (1) year period that cannot be terminated on less than ninety (90) days’ notice without material payment or penalty;

(ix)             Contracts that relate to the acquisition or disposition (whether by merger, consolidation, purchase or sale of stock or otherwise) of any interest in any Person or any business, line of business or division thereof, or a material portion of the assets of any Person that has not yet been consummated or that has continuing material obligations;

(x)               Contracts prohibiting or restricting the payment of dividends or distributions in respect of the equity interests of the Company or any of its Subsidiaries, prohibiting the pledge of equity interests of the Company or any of its Subsidiaries or prohibiting the issuance of indebtedness for borrowed money or guarantees by the Company or any of its Subsidiaries;

(xi)             settlement, conciliation or similar agreements (A) with any Governmental Entity, (B) which would require the Company or its Subsidiaries, taken as a whole, to pay consideration of more than three hundred seventy-five thousand dollars ($375,000) after the date of this Agreement or (C) which subjects the Company or any of its affiliates to any material ongoing obligations or restrictions;

(xii)          indentures, credit agreements, loan agreements and similar instruments pursuant to which the Company or any of its Subsidiaries has or will incur or assume any indebtedness or has or will guarantee or otherwise become liable for any indebtedness of any other Person for borrowed money in excess of two hundred fifty thousand dollars ($250,000), other than any indentures, credit agreements, loan agreements or similar instruments solely between or among any of the Company and any of its wholly-owned Subsidiaries;

(xiii)        Contracts under which there has been imposed a material Lien (other than a Permitted Lien) on any of the assets, tangible or intangible, of the Company or any of its Subsidiaries; or

(xiv)         any Labor Agreement.

(b)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all Contracts (A) set forth or required to be set forth in Section 3.16(a) of the Company Disclosure Schedule, (B) filed or required to be filed as exhibits to the Company SEC Documents or (C) pursuant to which the Company obtains any material right to use material Intellectual Property rights on a non-exclusive basis (collectively, the “Company Material Contracts”) are valid, binding and in full force and effect and are enforceable by the Company or the applicable Subsidiary in accordance with their terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles, (ii) the Company, or the applicable Subsidiary, has performed all obligations required to be performed by it under the Company Material Contracts, and it is not (with or without notice or lapse of time, or both) in breach or default thereunder and, to the Knowledge of the Company, no other party to any Company Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder and (iii) since January 1, 2018, neither the Company nor any of its Subsidiaries has received written notice of any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Company Material Contract. The Company has made available to Parent true and complete copies (including all written amendments or other material modifications) of each Company Material Contract.

3.17          Intellectual Property; Data Protection; Cybersecurity.

(a)               Section 3.17(a) of the Company Disclosure Schedule sets forth a list of all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations and applications, and (iv) internet domain name registrations, in each case that are owned by the Company or any of its Subsidiaries (collectively, the “Company Registered Intellectual Property”). All items of Company Registered Intellectual Property are in material compliance with all formal legal requirements and have been duly maintained (including the payment of maintenance fees) and are not expired, cancelled or abandoned, except for such issuances, registrations or applications that the Company or one of its Subsidiaries have permitted to expire or has cancelled or abandoned in its reasonable business judgment. The Company Registered Intellectual Property is valid, subsisting and enforceable; provided that the foregoing representation and warranty is made to the Company’s Knowledge with respect to any pending patent or trademark applications included in the Company Registered Intellectual Property. No Proceeding is pending or, to Knowledge of the Company, is threatened, that challenges the legality, validity, enforceability, registration, use or ownership of any Company Registered Intellectual Property.

(b)               Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or one of its Subsidiaries (i) is the owner of and possesses all right, title and interest in and to the Company Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens), and (ii) has the right to use, sell, license and otherwise exploit, as the case may be, all other Intellectual Property as the same is currently used, sold, licensed and otherwise exploited by the Company and its Subsidiaries.

(c)               Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the execution and delivery of this Agreement by the Company, nor the performance of this Agreement by the Company, will result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to the continued use of, any rights of the Company or any of its Subsidiaries in any Company Intellectual Property.

(d)               To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is infringing, misappropriating, diluting, or otherwise violating the Intellectual Property rights of any Person. Neither the Company nor any of its Subsidiaries has received any written charge, complaint, claim, demand, or notice since January 1, 2019 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution, or violation (including any written claim that the Company or any of its Subsidiaries must license or refrain from using any Intellectual Property rights of any Person). To the Knowledge of the Company, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no Person is infringing, misappropriating, diluting or otherwise violating any Company Owned Intellectual Property. Neither the Company nor any of its Subsidiaries has made or asserted any written charge, complaint, claim, demand or notice since January 1, 2019 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution, or violation.

(e)               The Company and its Subsidiaries take commercially reasonable actions to protect and preserve the confidentiality of their trade secrets and the security of their material computer software, websites and systems (including the confidential data transmitted thereby or stored therein), including implementing a policy requiring employees and contractors who are reasonably expected to receive access to trade secrets to sign nondisclosure agreements and all employees who develop material Intellectual Property for the Company or its Subsidiaries to execute written agreements assigning all rights to such Intellectual Property to the Company or its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, there has been no unauthorized use or disclosure of any trade secrets included in the Company Owned Intellectual Property.

(f)                Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the incorporation, linking, calling, distribution or other use in, by or with any product or service currently developed, marketed, licensed, sold, performed, distributed or otherwise made available by the Company or any of its Subsidiaries (the “Products”), of any Free or Open Source Software, does not (i) obligate the Company or any of its Subsidiaries to disclose, make available, offer or deliver any portion of the source code of such Product or component thereof to any third party, other than the applicable Free or Open Source Software or (ii) require that any Product be licensed for the purpose of making derivative works, or be licensed under terms that allow reverse engineering, reverse assembly, or disassembly of any kind, or be redistributed at no charge, other than the applicable Free or Open Source Software. Except as would not, individually or in the aggregate, reasonable by expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are in material compliance with all terms and conditions of any license for Free or Open Source Software that is contained in, incorporated into, lined or called by, distributed with, or otherwise used by any Product.

(g)               Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Software Programs, computer systems, servers, network equipment and other computer hardware owned, leased or licensed by the Company and its Subsidiaries are adequate and sufficient for the operation of the business of the Company and its Subsidiaries as currently conducted.

(h)               For the purposes of this Section 3.17(h), the terms “controller,” “data subject,” “personal data,” “personal data breach,” “processor,” “processing,” and “special categories of personal data” shall have the meaning given to them in the GDPR.

(i)                 Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all Information Privacy Laws to protect the security and confidentiality of personal data. The Company and its Subsidiaries have (i) implemented appropriate policies, notices, procedures and logs in relation to the processing and transfer of personal data and carried out regular staff training, testing, audits or other mechanisms designed to ensure and monitor compliance with such policies and procedures; (ii) appointed a data protection officer, if so required under Information Privacy Laws; (iii) maintained and kept records of all personal data processing activities undertaken by the Company or its Subsidiaries as required under Information Privacy Laws; (iv) issued fair processing notices to the relevant data subjects in accordance with Information Privacy Laws; (v) carried out data protection impact assessments as required under applicable Information Privacy Laws; and (vi) obtained, or required processors to obtain, appropriate consents, approvals and/or authorization to process and transfer such personal data, including any special categories of personal data, lawfully and in accordance with Information Privacy Laws.

(ii)              Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have in place written agreements with any third party that processes personal data on behalf of the Company or its Subsidiaries, which contain provisions obligations such third party processor to protect and maintain the confidentiality and security of personal data as required under Information Privacy Laws. To the extent required under Information Privacy Laws, the Company and its Subsidiaries have developed and implemented data processing agreements or addenda in relation to all applicable Material Contracts, which comply in all material respects with the mandatory requirements set out in Article 28 GDPR.

(iii)            The Company and its Subsidiaries have implemented and maintain reasonable technical and organizational measures designed to protect personal data and other data relating to the business of the Company and its Subsidiaries against accidental or unlawful destruction, accidental loss, alteration, or unauthorized disclosure or access, with a level of security appropriate to the risk as required under Information Privacy Laws, including a process for testing, assessing and evaluating the effectiveness of such security measures.

(iv)             Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have implemented business continuity and disaster recovery plans, and security, maintenance, backup, archiving, and virus and malicious device scanning and protection measures with respect to the material Company information technology systems consistent with industry practices and applicable Information Privacy Laws. The Company and its Subsidiaries carry out regular external and/or internal penetration tests and vulnerability assessments, documented in writing, of their information technology systems and business environment to identify any cybersecurity threats.

(v)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have not (i) suffered any personal data breaches, security incidents, misuse of or unauthorized access to or disclosure of any personal data in the possession or control of the Company or its Subsidiaries or collected, used or processed by or on behalf of the Company or its Subsidiaries and the Company and its Subsidiaries have not provided or been required to provide any notices to any individual in connection with a disclosure of personal data, in any material respect, (ii) received any past and to the Knowledge of the Company, pending or threatened claims from individuals exercising their rights under or concerning the violation of any Information Privacy Laws and (iii) been subject to any past and to the Knowledge of the Company, pending or threatened investigations, notices or requests from any Governmental Entity in relation to their data processing or cybersecurity activities. No Proceeding has been filed or commenced or, to the Knowledge of the Company, threatened against, the Company or any of its Subsidiaries alleging any failure to comply with any Information Privacy Laws.

3.18          Broker’s Fees. Except for the financial advisors’ fees set forth in Section 3.18 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries nor any of their respective officers or directors on behalf of the Company or such Subsidiaries has employed any financial advisor, broker or finder or incurred any liability for any financial advisory, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

3.19          Opinion of Financial Advisor. Morgan Stanley & Co. LLC, the Company’s financial advisor, has delivered to the Company Board its opinion in writing or orally, in which case, such opinion will be subsequently confirmed in writing, to the effect that, as of the date thereof and subject to the various assumptions made, procedures followed, matters considered, and the qualifications and limitations on the scope of review undertaken by Morgan Stanley & Co. LLC as set forth in its written opinion, the Share Offer Price of $15.00 and the Merger Consideration of $15.00 to be received by the holders of Shares pursuant to this Agreement is fair from a financial point of view to such holders. A copy of such opinion will promptly be delivered to Parent for informational purposes only following receipt thereof by the Company.

3.20          Insurance. The Company and its Subsidiaries have paid, or have caused to be paid, all premiums due under its existing policies and have not received written notice that they are in default with respect to any obligations under such policies other than as has not had, or would not reasonably be expected to have, a Company Material Adverse Effect. Except as has not had, or would not reasonably be expected to have, a Company Material Adverse Effect, all errors and omissions, property and casualty, general liability and business interruption insurance policies of the Company and its Subsidiaries and all self-insurance programs and arrangements relating to the business, assets and operations of the Company and its Subsidiaries are in full force and effect. Neither the Company nor any of its Subsidiaries has received any written notice of cancellation or termination with respect to any existing insurance policy that is held by, or for the benefit of, any of the Company or any of its Subsidiaries, other than as has not had, or would not reasonably be expected to have, a Company Material Adverse Effect.

3.21          Affiliate Party Transactions. Other than the Company Benefit Plans, no stockholders, members, managers, directors, officers, employees, agents or affiliates (other than the Company or its Subsidiaries) of the Company or any of its Subsidiaries is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any material interest in any property used by the Company or its Subsidiaries, in each case, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act that has not been disclosed.

3.22          No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article 3 and any certificate delivered in connection herewith, none of the Company, any of its affiliates or any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company, its Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to Parent, Merger Sub or their respective Representatives or affiliates in connection with the Transactions, including the accuracy or completeness thereof. Without limiting the foregoing, neither the Company nor any other Person on behalf of the Company will have or be subject to any liability or other obligation to Parent, Merger Sub or their Representatives or affiliates or any other Person resulting from Parent’s, Merger Sub’s or their Representatives’ or affiliates’ use of any projections, forecasts or similar material made available to Parent, Merger Sub or their Representatives or affiliates, including any such information made available in the electronic data room maintained by the Company for purposes of the Transactions or contained in a teaser, marketing material, confidential information memorandum, management presentations, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the transactions contemplated by this Agreement, unless and to the extent any such projections, forecasts or similar material is expressly included in a representation or warranty contained in this Article 3.

Article 4

Representations and Warranties of Parent and Merger Sub

Except as set forth in the corresponding section or subsection of the disclosure schedule delivered by Parent and Merger Sub to the Company (the “Parent Disclosure Schedule”) prior to the execution of this Agreement (with specific reference to the representations and warranties in this Article 4 to which the information in such schedule relates; provided that, disclosure in the Parent Disclosure Schedule as to a specific representation or warranty shall qualify any other sections of this Article 4 to the extent (notwithstanding the absence of a specific cross reference) it is reasonably apparent on its face that such disclosure relates to such other sections), Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1              Corporate Organization. Each of Parent and Merger Sub is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other entity power and authority to own, operate or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, operated or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.2              Authority, Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform and comply with each of its covenants and obligations under this Agreement and to consummate the Transactions applicable to such party. The execution and delivery by each of Parent and Merger Sub of this Agreement, the performance and compliance by Parent and Merger Sub with each of its obligations herein and the consummation by Parent and Merger Sub of the Transactions applicable to it have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub and no stockholder votes are necessary to authorize this Agreement or the consummation by Parent and Merger Sub of the Transactions to which it is a party. Each of Parent and Merger Sub has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company of this Agreement, this Agreement constitutes Parent’s and Merger Sub’s legal, valid and binding obligation, enforceable against each of Parent and Merger Sub in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

4.3              No Conflicts.

(a)               None of the execution and delivery of this Agreement by Parent and Merger Sub, the making of the Offer, the acceptance for payment or payment for Shares or Preferred Shares, as applicable, pursuant to the Offer, and the performance of this Agreement by Parent and Merger Sub does or will, (i) conflict with or violate any provision of the certificate of incorporation, bylaws or similar organizational documents of Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.3(b) have been obtained and all filings and notifications described in Section 4.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent, Merger Sub or any other Subsidiary of Parent (each a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”), or by which any property or asset of Parent or any Parent Subsidiary is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or any Parent Subsidiary, including Merger Sub, pursuant to, any Contract or Permit to which Parent or any Parent Subsidiary is a party, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)               Assuming the accuracy of the representations and warranties of the Company in Section 3.4, none of the execution and delivery of this Agreement by Parent and Merger Sub, the acceptance for payment or payment for Shares or Preferred Shares, as applicable, pursuant to the Offer, and the consummation by Parent and Merger Sub of the Transactions and compliance by Parent and Merger Sub with any of the terms or provisions hereof does or will, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) under the Exchange Act and the rules and regulations of NYSE, (ii) as required or advisable under any applicable Competition Laws, (iii) the filing and recordation of the Certificate of Merger as required by the DGCL and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.4              Litigation. There is no Proceeding pending, or, to the Knowledge of Parent, threatened that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect, and neither Parent nor Merger Sub is subject to any outstanding Order that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect or that challenges the validity or propriety of the Merger.

4.5              Sufficient Funds. Parent has, and at the Effective Time will have, sufficient available cash on hand or other immediately available funds necessary to consummate the Transaction, including payment of the Aggregate Merger Consideration and all fees and expenses payable by Parent and Merger Sub related to the Transactions.

4.6              Schedule 14D-9; Offer Documents. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 14D-9 will, at the date that the Schedule 14D-9 (and any amendment or supplement thereto) will, when filed with the SEC, when distributed or disseminated to the stockholders of the Company, and at the Expiration Date , contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Parent or Merger Sub to such portions thereof that relate expressly to the Company or any of its Subsidiaries or to statements made therein based on information supplied by or on behalf of Company for inclusion or incorporation by reference therein). The Offer Documents (and any amendment or supplement thereto), will not, when filed with the SEC, at the time of distribution or dissemination thereof to the stockholders of the Company, and at the Expiration Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (except that make no representation or warranty is made by Parent or Merger Sub with respect to such portions of the Offer Documents that relate expressly to the Company or any of its Subsidiaries or to statements made therein based on information supplied by or on behalf of Company for inclusion or incorporation by reference therein). The Offer Documents will comply as to form in all material respects with the provisions of the Exchange Act and any other applicable federal securities Laws.

4.7              Ownership of Company Capital Stock. None of Parent, Merger Sub or any Parent Subsidiary beneficially owns any Shares, Preferred Shares or other Equity Interests in the Company as of the date hereof. Neither Parent nor Merger Sub is, nor at any time during the last three (3) years has it been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL (other than as contemplated by this Agreement).

4.8              Ownership of Parent and Merger Sub. All of the outstanding Equity Interests of Parent and Merger Sub have been duly authorized and validly issued. All of the issued and outstanding Equity Interests of Merger Sub are, and at the Effective Time will be, owned directly or indirectly by Parent. Merger Sub was formed solely for purposes of the Offer and the Merger and, except for matters incident to formation and execution and delivery of this Agreement and the performance of the Transactions, has not prior to the date hereof engaged in any business or other activities.

4.9              No Stockholder and Management Arrangements. Except for this Agreement and the Support Agreements, or as expressly authorized by the Company Board, neither Parent or Merger Sub, nor any of their respective affiliates, is a party to any Contracts, or has made or entered into any formal or informal arrangements or other understandings (including as to continuing employment), with any stockholder, director or officer of the Company relating to this Agreement, the Merger or any other transactions contemplated by this Agreement, or the Surviving Corporation or any of its affiliates, businesses or operations from and after the Effective Time.

4.10          Brokers. Neither Parent nor any Parent Subsidiary nor any of their respective officers or directors on behalf of Parent or such Parent Subsidiary has employed any financial advisor, broker or finder or incurred any liability for any financial advisory, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

4.11          No Other Representations and Warranties. Each of Parent and Merger Sub has conducted its own independent review and analysis of the business, operations, assets, Intellectual Property, technology, liabilities, results of operations, financial condition and prospects of the Company and each of them acknowledges that it and its Representatives have received reasonable access to such books and records, facilities, equipment, contracts and other assets of the Company and that it and its Representatives have had a reasonable opportunity to meet with the management of the Company and to discuss the business and assets of the Company. Each of Parent and Merger Sub acknowledges that neither the Company nor any Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Parent or Merger Sub in connection with the Transactions including the accuracy or completeness thereof other than the representations and warranties contained in Article 3. Each of Parent and Merger Sub acknowledges and agrees that, to the fullest extent permitted by applicable Law, the Company and its Subsidiaries, and their respective affiliates, stockholders, controlling persons or Representatives shall not have any liability or responsibility whatsoever to Parent, Merger Sub, any Parent Subsidiary, or their respective affiliates, stockholders, controlling persons or Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any statement, document, projections, estimates or other forward-looking information provided or made available (including in any data rooms, management presentations, information or descriptive memorandum or supplemental information) to Parent, Merger Sub, any Parent Subsidiary, or any of their respective affiliates, stockholders, controlling persons or Representatives, except as and only to the extent expressly set forth in Article 3.

Article 5

Covenants

5.1              Conduct of Business by the Company Pending the Closing. Between the date of this Agreement and the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article 7, except as set forth in Section 5.1 of the Company Disclosure Schedule or as otherwise expressly contemplated by any other provision of this Agreement, or with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to (i) conduct its operations only in the ordinary course of business in a manner consistent with past practice, and (ii) keep available the services of the current officers, employees and consultants of the Company and each of its Subsidiaries and to preserve the goodwill and current relationships of the Company and each of its Subsidiaries with customers, suppliers and other Persons with which the Company or any of its Subsidiaries has business relations. Without limiting the foregoing, except as set forth in Section 5.1 of the Company Disclosure Schedule or as otherwise expressly contemplated by any other provision of this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article 7, directly or indirectly, take any of the following actions without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed):

(a)               amend its certificate of incorporation or bylaws or equivalent organizational documents;

(b)               issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities of the Company or any of its Subsidiaries, other than the issuance of Shares upon the exercise of Company Options or settlement of Company RSUs, in each case, outstanding as of the date hereof in accordance with their terms;

(c)               sell, pledge, dispose of, transfer, lease, license, guarantee or encumber any property or assets of the Company or any of its Subsidiaries (other than Intellectual Property), except (i) pursuant to existing Contracts set forth in Section 5.1(c) of the Company Disclosure Schedule or (ii) the sale or purchase of goods in the ordinary course of business consistent with past practice;

(d)               sell, assign, pledge, transfer, exclusively license, abandon, or otherwise dispose of any material Company Owned Intellectual Property, except in the ordinary course of business consistent with past practice;

(e)               declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other Equity Interests, except for any dividends on Preferred Shares pursuant to Section 4(b) of the Certificate of Designations or dividends paid by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company;

(f)                reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other Equity Interests;

(g)               adopt a plan of merger, merge or consolidate the Company or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(h)               acquire (including by merger, consolidation, or acquisition of stock or assets or other similar transaction) any Person, division or assets, other than acquisitions of inventory, equipment, personal property and raw materials in the ordinary course of business consistent with past practice;

(i)                 repurchase, redeem, defease, cancel, prepay, forgive, issue, sell or otherwise incur, or amend in any material respect the terms of, any indebtedness for borrowed money or any debt securities of the Company or any of its Subsidiaries or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person (other than a wholly-owned Subsidiary of the Company), except the Company and its Subsidiaries may incur indebtedness for borrowed money not to exceed one million dollars ($1,000,000) individually or in the aggregate;

(j)                 make any loans, advances, investments or capital contributions to, or investments in, any other Person (other than any wholly-owned Subsidiary of the Company);

(k)               terminate, cancel or renew, or agree to any material amendment to or waiver under any Company Material Contract, or enter into or amend any Contract that, if existing on the date hereof, would be a Company Material Contract, other than in the ordinary course of business consistent with past practice;

(l)                 except to the extent required by this Agreement, applicable Law or the existing terms of any Company Benefit Plan: (i) increase the compensation, fees or benefits payable or to become payable to any current or former Service Provider except the payment of bonuses or commissions to any current or former Service Provider in the ordinary course for completed periods based on actual performance, (ii) grant any new incentive compensation to any current or former Service Provider, (iii) grant or provide any change in control, severance, termination. retention or similar payments or benefits to any current or former Service Provider (including any obligation to gross-up, indemnify or otherwise reimburse any such individual for any Tax incurred by any such individual, including under Section 409A or 4999 of the Code), (iv) establish, adopt, enter into, amend or terminate any Company Benefit Plan (or any plan, program, policy, agreement or arrangement that would be a Company Benefit Plan if it were in existence on the date hereof), other than amendments in the ordinary course of business that do not materially increase the expense of maintaining such plan, (v) take any action to accelerate the vesting, payment or funding of any compensation or benefits under any Company Benefit Plan, (vi) hire, engage or promote any employee with an annual base salary of one hundred fifty thousand dollars ($150,000) or more or any independent contractor or consultant who is a natural person and who is or would reasonably be expected to receive an annualized fee of twenty five thousand ($25,000) or more, (vii) terminate (other than for cause) the employment or service of (1) any employee in connection with any reduction in force or mass termination or (2) any employee with an annual base salary of one hundred fifty thousand dollars ($150,000) or more or any independent contractor or consultant who is a natural person and who is or would reasonably be expected to receive an annualized fee of twenty five thousand ($25,000) or more or (viii) change any material actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP;

(m)             make any change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Entity;

(n)               compromise, settle or agree to settle any Proceeding other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of five hundred thousand dollars ($500,000) individually or two million five hundred thousand dollars ($2,500,000) in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries, and which do not impose any material restrictions on the operations or business of the Company or its Subsidiaries, taken as a whole;

(o)               make any capital expenditures in the aggregate (or any authorization or commitment with respect thereto) in any period in excess of the aggregate amount of capital expenditures for such period set forth in the capital expenditures budget set forth in Section 5.1(o) of the Company Disclosure Schedule, other than capital expenditures set forth on Section 5.1(o) of the Company Disclosure Schedule;

(p)               enter into any material partnership, joint venture or similar business organization;

(q)               enter into any Contract between the Company or any Subsidiary, on the one hand, and any affiliates (other than the Company and its Subsidiaries) of the Company, on the other hand other than advances for business, travel-related, relocation or other similar expenses in accordance with any currently existing Company policy;

(r)                adopt or implement any stockholder rights plan or similar arrangement that is, or at the Effective Time will be, applicable to this Agreement, the Merger or the transactions contemplated hereby;

(s)                except as required by Law or a Governmental Entity, make, change or revoke any material Tax election, change any of its material methods of accounting for Tax purposes, or enter into any settlement or “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) with respect to any material Tax claim, audit or dispute;

(t)                 except as required by Law, (i) modify, extend or enter into any Labor Agreement or (ii) recognize or certify any labor or trade union, labor organization, works council or group of employees of the Company or its Subsidiaries;

(u)               waive the restrictive covenant obligations of any employee of the Company or its Subsidiaries;

(v)               enter into any new line of business other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of any line of business as of the date of this Agreement; or

(w)             agree, authorize, resolve or announce an intention or enter into any Contract or otherwise make any commitment to do any of the foregoing.

5.2              Access to Information; Confidentiality.

(a)               From the date of this Agreement to the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article 7, the Company shall, and shall cause each of its Subsidiaries to: (i) provide to Parent and Merger Sub and their respective Representatives reasonable access during normal business hours in such a manner as not to interfere unreasonably with the business conducted by the Company or any of its Subsidiaries, upon prior notice to the Company, to the officers, employees, properties, offices and other facilities of the Company and each of its Subsidiaries and to the books and records thereof and (ii) use commercially reasonable efforts to furnish during normal business hours upon prior notice such information concerning the business, properties, Contracts, assets and liabilities of the Company and each of its Subsidiaries as Parent or its Representatives may reasonably request; provided, however, that the Company shall not be required to (or to cause any of its Subsidiaries to) afford such access or furnish such information to the extent that the Company believes that doing so would: (A) result in the loss of attorney-client privilege (but the Company shall use its commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege), (B) result in the disclosure of any trade secrets of third parties or otherwise breach, contravene or violate any effective Contract existing on the date hereof to which the Company or any of its Subsidiaries is a party (but the Company shall use its commercially reasonable efforts to obtain the consent of any third party to such Contract to permit disclosure or inspection by Parent), (C) breach, contravene or violate any applicable Law or (D) result in the disclosure of materials provided to the Company Board or resolutions or minutes of the Company Board, in each case, that were provide to the Company Board in connection with its consideration of the Merger or the sale process.

(b)               The Confidentiality Agreement, dated October 14, 2019, as amended November 24, 2019, by and between the Company and Parent (the “Confidentiality Agreement”), shall apply with respect to information furnished under this Section 5.2 by the Company, its Subsidiaries and their Representatives. Prior to the Closing, each of Parent and Merger Sub shall not, and shall cause their respective Representatives not to, contact or otherwise communicate with the employees (other than members of the Company’s senior leadership team), customers, suppliers, distributors of the Company and its Subsidiaries, or, except as required pursuant to Section 5.4, any Governmental Entity, regarding this Agreement or the Transactions without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed.

5.3              No Solicitation.

(a)               Except as expressly permitted by this Section 5.3, from and after the date hereof, the Company shall, and shall cause its Subsidiaries and Representatives to, (x) promptly cease and cause to be terminated any discussions or negotiations with any Third Party that may be ongoing with respect to any Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to an Acquisition Proposal, and (y) request any such Third Party to promptly return or destroy all confidential information concerning the Company and its Subsidiaries. Except as expressly permitted by this Section 5.3, from and after the date hereof until the Acceptance Time, or, if earlier, the termination of this Agreement in accordance with Article 7, the Company shall not, and shall cause its Subsidiaries not to, and shall instruct its Representatives not to on behalf of the Company, (A) initiate, solicit, knowingly facilitate or intentionally encourage the making of any offer or submission that constitutes or would reasonably be expected to lead to an Acquisition Proposal; (B) engage in or knowingly facilitate any discussions or negotiations with respect thereto (other than informing any Third Party of the existence of the provisions contained in this Section 5.3), except that, the Company may ascertain facts from any Person making an Acquisition Proposal for the purpose of the Company Board informing itself about such Acquisition Proposal and the Third Party making it; (C) make available any non-public information regarding the Company or its Subsidiaries to any Person (other than Parent, and Merger Sub and their respective Representatives acting in their capacities as such) in connection with or in response to an Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to an Acquisition Proposal; (D) enter into any letter of intent or agreement in principle or any Contract concerning any Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 5.3(b)); or (E) reimburse or agree to reimburse the expenses of any other Person (other than the Company’s Representatives) in connection with an Acquisition Proposal or any inquiry, discussion, offer or request that would reasonably be expected to lead to an Acquisition Proposal. Except as expressly permitted by this Section 5.3, from and after the date hereof until the Acceptance Time, or, if earlier, the termination of this Agreement in accordance with Article 7, neither the Company Board nor any committee thereof shall (i) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal, (ii) withdraw, change or qualify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (iii) approve or cause the Company to enter into any merger agreement, acquisition agreement, memorandum of understanding, agreement in principle, investment agreement, letter of intent or other similar agreement relating to any Acquisition Proposal (in each case, an “Alternative Acquisition Agreement”), (iv) fail to include the Company Board Recommendation in the Proxy Statement or (v) resolve or agree to do any of the foregoing (any action set forth in the foregoing clauses (i), (ii), (iv) or (v) of this sentence (to the extent related to the foregoing clauses (i) or (ii) of this sentence), a “Change of Board Recommendation”).

(b)               Notwithstanding anything to the contrary contained in Section 5.3(a), if at any time following the date hereof and prior to the Acceptance Time (i) the Company has received a bona fide written Acquisition Proposal from a Third Party, (ii) such Acquisition Proposal did not result from a breach of this Section 5.3 in any material respect by the Company and (iii) the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its financial advisors and outside legal counsel, based on information then available, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, then the Company may (A) furnish information with respect to the Company and its Subsidiaries to the Third Party making such Acquisition Proposal, its representatives and potential sources of financing pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements and (B) participate in discussions or negotiations with the Third Party making such Acquisition Proposal regarding such Acquisition Proposal; provided, however, that any material non-public information concerning the Company or its Subsidiaries provided or made available to any Third Party shall, to the extent not previously provided or made available to Parent or Merger Sub, be provided or made available to Parent or Merger Sub as promptly as reasonably practicable (and in no event later than twenty four (24) hours) after it is provided or made available to such Third Party, except to the extent providing Parent or Merger Sub with such information would violate any applicable Law.

(c)               From and after the date hereof, the Company shall promptly (and in any event within twenty four (24) hours) notify Parent in the event that the Company receives any Acquisition Proposal. The Company shall notify Parent promptly (and in any event within twenty four (24) hours) of the identity of such Person and provide to Parent a copy of such Acquisition Proposal (or, where no such copy is available, a reasonable description of such Acquisition Proposal). Without limiting the foregoing, the Company shall promptly (and in any event within twenty four (24) hours after such determination) advise Parent if the Company determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 5.3(b).

(d)               Notwithstanding anything to the contrary contained in Section 5.3(a), if the Company has received a bona fide written Acquisition Proposal that the Company Board (or any duly authorized committee thereof) determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes a Superior Proposal, the Company Board may at any time prior to the Acceptance Time, (i) effect a Change of Board Recommendation with respect to such Superior Proposal and/or (ii) terminate this Agreement pursuant to Section 7.1(f), in either case subject to the requirements of this Section 5.3(d). The Company shall not be entitled to effect a Change of Board Recommendation pursuant to this Section 5.3(d) or terminate this Agreement pursuant to Section 7.1(f) unless the Company shall have provided to Parent at least three (3) Business Days’ prior written notice (the “Notice Period”) of the Company’s intention to take such action, which notice shall specify the material terms and conditions of such Acquisition Proposal, and shall have provided to Parent a copy of the available proposed transaction agreement to be entered into in respect of such Acquisition Proposal, and:

(i)              during the Notice Period, if requested by Parent, the Company shall have, and shall have caused its legal and financial advisors to have, engaged in good faith negotiations with Parent regarding any amendment to this Agreement proposed in writing by Parent and intended to cause the relevant Acquisition Proposal to no longer constitute a Superior Proposal; and

(ii)              the Company Board shall have considered in good faith any adjustments and/or proposed amendments to this Agreement (including a change to the price terms hereof) and the other agreements contemplated hereby that may be irrevocably offered in writing by Parent (the “Proposed Changed Terms”) no later than 11:59 a.m., New York City time, on the last day of the Notice Period and shall have determined in good faith that the Superior Proposal would continue to constitute a Superior Proposal if such Proposed Changed Terms were to be given effect.

In the event of any material revisions to such Superior Proposal offered in writing by the party making such Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to again comply with the requirements of this Section 5.3(d) with respect to such new written notice, except that the Notice Period shall be two (2) Business Days with respect to any such revised Superior Proposal.

(e)               Notwithstanding anything to the contrary contained in Section 5.3(a), the Company Board (or a duly authorized committee thereof) may at any time prior to the Acceptance Time, effect a Change of Board Recommendation if (i) the Company Board (or a duly authorized committee thereof) determines that an Intervening Event has occurred and is continuing and (ii) the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with outside legal counsel, that the failure to effect a Change of Board Recommendation in response to such Intervening Event would be reasonably likely to be inconsistent with its fiduciary duties to the stockholders of the Company, but such Change of Board Recommendation shall not occur until a time that is after the third Business Day following Parent’s receipt of written notice from the Company advising Parent of the material facts relating to such Intervening Event and stating that it intends to make a Change of Board Recommendation and provided that (A) during such three (3) Business Day period the Company has negotiated in good faith with Parent to the extent Parent wishes to negotiate to make such adjustments to the terms and conditions of this Agreement as would enable the Company Board to proceed with the Company Board Recommendation and (B) at the end of such three (3) Business Day period, the Company Board maintains its determination described in this clause (ii) (after taking into account any adjustments offered in writing by Parent to the material terms and conditions of this Agreement)

(f)                Nothing contained in this Section 5.3 shall prohibit the Company Board from (i) disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act; or (ii) making any disclosure to the stockholders of the Company if the Company Board (or any duly authorized committee thereof) determines in good faith, after consultation with outside legal counsel, that the failure to make such disclosure would be reasonably likely to be inconsistent with its fiduciary duties or violate applicable Law. The issuance by the Company or the Company Board of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not constitute a Change of Board Recommendation.

(g)               For purposes of this Agreement:

(i)                 “Acquisition Proposal” means any offer or proposal from a Third Party concerning (A) a merger, consolidation, share exchange, or other business combination or similar transaction involving the Company, (B) a sale, lease or other disposition by merger, consolidation, business combination, share exchange, joint venture or otherwise, directly or indirectly, of assets of the Company (including Equity Interests of any Subsidiary of the Company) or its Subsidiaries representing fifteen percent (15%) or more of the consolidated assets of the Company and its Subsidiaries, based on their fair market value as determined in good faith by the Company Board (or any duly authorized committee thereof), (C) an issuance (including by way of merger, consolidation, business combination or share exchange), directly or indirectly, of Equity Interests representing fifteen percent (15%) or more of the voting power of the Company, or (D) any combination of the foregoing (in each case, other than the Offer and the Merger).

(ii)              “Intervening Event” means any event, change, effect, development, state of facts, condition or occurrence (including any acceleration or deceleration of existing changes or developments) that is material to the Company and its Subsidiaries that (A) was not known nor reasonably foreseeable to the Company Board as of or prior to the date of this Agreement, (B) is first occurring after the date of this Agreement and (C) does not involve or relate to an Acquisition Proposal.

(iii)            “Superior Proposal” means a bona fide written Acquisition Proposal (except the references therein to “fifteen percent (15%)” shall be replaced by “fifty percent (50%)”) that the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its financial advisors and outside legal counsel, taking into account all legal, financial and regulatory aspects of such Acquisition Proposal that the Company Board determines to be relevant thereto and such other factors as the Company Board (or any duly authorized committee thereof) considers in good faith to be appropriate (including the conditionality, timing and likelihood of consummation of such proposals), is more favorable from a financial point of view to the Company’s stockholders than the Offer and the Merger.

5.4              Appropriate Action; Consents; Filings.

(a)               Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable under this Agreement and applicable Law to consummate and make effective the Offer, the Merger and the other Transactions contemplated by this Agreement as promptly as practicable, including using reasonable best efforts to accomplish the following: (i) obtain all consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties, including under any Contract to which the Company or Parent or any of their respective Subsidiaries is party or by which such Person or any of their respective properties or assets may be bound, (ii) obtain all necessary or advisable actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities (including those in connection with applicable Competition Laws), make all necessary or advisable registrations, declarations and filings with and take all steps as may be necessary to obtain an approval or waiver from, or to avoid any Proceeding by, any Governmental Entity (including in connection with applicable Competition Laws), (iii) submit promptly any additional information requested by any Governmental Entity that is required or advisable and respond as practicable to any inquiries or requests received from any Governmental Entity, (iv) resist, contest or defend any Proceeding (including administrative or judicial Proceedings) challenging the Offer, the Merger or the completion of the Transactions, including seeking to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that could restrict, prevent or prohibit consummation of the Transactions, and (v) execute and deliver any additional instruments necessary to consummate the Transactions and fully to carry out the purposes of this Agreement. Each of the parties shall furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing. Subject to applicable Law relating to the exchange of information, the Company and Parent shall have the right to review in advance, and to the extent reasonably practicable each shall consult with the other in connection with any filing made with, or substantive written materials submitted to, any third party and/or any Governmental Entity in connection with the Offer, the Merger and the Transactions. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable. Subject to applicable Law and the instructions of any Governmental Entity, the Company and Parent shall keep each other reasonably apprised of the status of matters relating to the completion of the Transactions, including promptly furnishing the other with copies of notices or other written substantive communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity and/or third party with respect to such transactions, and, to the extent practicable under the circumstances, shall provide the other party and its counsel with the opportunity to participate in any meeting with any Governmental Entity in respect of any substantive filing, investigation or other inquiry in connection with the transactions contemplated hereby. In furtherance and not in limitation of the foregoing, each of the Company and Parent shall, and shall cause their respective affiliates to, make or cause to be made all filings required or advisable under applicable Competition Laws with respect to the Transactions as promptly as practicable and, in any event, file all required HSR Act notifications within ten (10) Business Days after the date of this Agreement. Notwithstanding anything to the contrary contained in this Section 5.4(a), subject to Parent’s obligations under this Section 5.4(a), Parent shall devise and determine the strategy to be pursued for obtaining any clearances, approvals or consents under any applicable Competition Laws in connection with the Offer and the Merger, including with respect to any filings, notifications, notices, reports, submissions and communications with any antitrust regulatory authority, in each case subject to good faith consultations with the Company.

(b)               Without limiting this Section 5.4, Parent agrees to use its reasonable best efforts to take, or cause to be taken, any and all steps and to make, or cause to be made, any and all undertakings necessary to resolve, avoid or eliminate each and every impediment under any applicable Competition Law asserted by any Governmental Entity with respect to the Offer and the Merger so as to enable the Closing to occur as promptly as practicable (and in any event, no later than the Extended Outside Date), including (i) proposing, negotiating, committing to, and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture, licensing or disposition of any assets, properties or businesses of Parent or the Company or any of their respective Subsidiaries or (ii) accepting any operational restrictions or otherwise taking or committing to take actions that limit Parent’s or any Parent Subsidiary’s freedom of action with respect to, or its ability to retain, any of the assets, properties, licenses, rights, product lines, operations or businesses of Parent or the Company or any of their respective Subsidiaries in each case, as may be required in order to avoid the entry of, or to effect the lifting or dissolution of, any injunction, temporary restraining order, or other Order in any suit or Proceeding, which would otherwise have the effect of preventing or delaying the Closing, as applicable. If such efforts fail to resolve, avoid or eliminate each and every impediment under any applicable Competition Law that may be asserted by any Governmental Entity with respect to the Offer and the Merger so as to enable the Closing to occur, then Parent shall use its best efforts to defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any Order (whether temporary, preliminary or permanent) that would prevent the Closing from occurring as promptly as practicable (and in any event, no later than the Extended Outside Date). Notwithstanding the foregoing or any other provision of this Agreement, none of Parent, the Company or any of their respective Subsidiaries shall be required to agree to any sale, transfer, license, separate holding, divestiture or other disposition of, or to any prohibition of or any limitation on the acquisition, ownership, operation, effective control or exercise of full rights of ownership, or other modification of rights in respect of, any assets, properties or businesses of Parent or the Company or any of their respective Subsidiaries that, in each case, is not conditioned on the consummation of the Transactions.

(c)               Neither Parent nor Merger Sub shall directly or indirectly acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner), any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any permits, orders or other approvals of any Governmental Entity necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any Governmental Entity seeking an Order prohibiting the consummation of the Transactions, (iii) materially increase the risk of not being able to remove any such Order on appeal or otherwise, or (iv) materially delay or prevent the consummation of the Transactions.

(d)               Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the consummation of the Merger. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

5.5              Certain Notices. From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 7, unless prohibited by applicable Law, each party shall give prompt notice to the other parties if any of the following occur: (a) receipt of any notice or other communication in writing from any Person alleging that the consent or approval of such Person is or may be required in connection with the Transactions; (b) receipt of any notice or other communication from any Governmental Entity or NYSE (or any other securities market) in connection with the Transactions; or (c) such party becoming aware of the occurrence of an event that could prevent or delay beyond the Outside Date the consummation of the Transactions or that would reasonably be expected to result in any of the conditions set forth in this Agreement not being satisfied. Any such notice pursuant to this Section 5.5 shall not affect any representation, warranty, covenant or agreement contained in this Agreement and any failure to make such notice (in and of itself) shall not be taken into account in determining whether the conditions set forth in this Agreement have been satisfied or give rise to any right of termination set forth in Article 7. The Company will also notify and keep Parent reasonably apprised of communications it receives from, or discussions it has with, any stockholder, if such communications or discussions are likely to be material to the occurrence of the Acceptance Time.

5.6              Public Announcements. So long as this Agreement is in effect, Parent and Merger Sub, on the one hand, and the Company, on the other, shall not issue any press release or make any public statement with respect to the Offer, the Merger or this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance. Notwithstanding the foregoing, the restrictions set forth in this Section 5.6 shall not apply to any public release or public announcement (x) made or proposed to be made by the Company in connection with an Acquisition Proposal, a Superior Proposal or a Change of Board Recommendation or any action taken pursuant thereto, in each case, that does not violate Section 5.3 or (y) in connection with any dispute between the parties regarding this Agreement or the transactions contemplated hereby. The press release announcing the execution and delivery of this Agreement shall not be issued prior to the approval of each of the Company and Parent. The Company shall (i) file one or more current reports on Form 8-K with the SEC attaching the announcement press release and a copy of this Agreement as exhibits and (ii) file a pre-commencement communication on Schedule 14D-9 with the SEC attaching the announcement press release. Parent and Merger Sub shall file a pre-commencement communication on Schedule TO with the SEC attaching the announcement press release. Notwithstanding anything to the contrary in this Section 5.6, each of the parties may make public statements in response to questions by press, analysts, investors, business partners or those attending industry conferences or financial analyst conference calls, so long as such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by Parent and the Company.

5.7              Employee Benefit Matters

(a)               During the period such Continuing Employee remains employed with the Surviving Corporation following the Closing, Parent shall provide or cause the Parent Subsidiaries, including the Surviving Corporation, to provide to each employee of the Company and its Subsidiaries immediately prior to the Effective Time (each a “Continuing Employee”), (i) during the period commencing at the Closing Date and ending on the date that is twelve (12) months following the Closing Date, base salary or wage rate, as applicable, and a target annual cash bonus opportunity that is not less than the base salary or wage rate, as applicable, and target annual cash bonus opportunity provided to such Continuing Employee immediately prior to the Effective Time and (ii) during the period commencing at the Closing Date and ending on December 31, 2020, other compensation and benefits (excluding equity and equity-based compensation, defined benefit pension and retiree welfare benefits) that are substantially comparable in the aggregate to the other compensation and benefits (excluding equity and equity-based compensation, defined benefit pension and retiree welfare benefits) provided to such Continuing Employee immediately prior to the Effective Time.

(b)               Without limiting the generality of Section 5.7(a), from and after the Effective Time, Parent shall, or shall cause the Parent Subsidiaries, including the Surviving Corporation, to, assume and honor each of the Company’s employment, severance, retention and termination plans, policies, programs, agreements and arrangements, in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event), in each case, which may be amended or terminated by Parent or the applicable Parent Subsidiary in accordance with the terms of the applicable plan, policy, program, agreement or arrangement; provided, however, that if within 12 months following the Effective Time, Parent or any Parent Subsidiary discontinues the Company’s severance practices, then the Company Employees shall be eligible for severance benefits that are substantially comparable to those provided to similarly situated employees of Parent and the Parent Subsidiaries.

(c)               With respect to benefit plans maintained by Parent or any of the Parent Subsidiaries, including the Surviving Corporation (including any vacation, paid time-off and severance plans), Parent shall, or shall cause the applicable Parent Subsidiary to, use reasonable best efforts to cause, for all purposes, including determining eligibility to participate, level of benefits, vesting and benefit accruals, each Continuing Employee’s service with the Company or any of its Subsidiaries, as reflected in the Company’s records, to be treated as service with Parent or any of the Parent Subsidiaries, including the Surviving Corporation, to the extent such service would have been recognized under the comparable Company Benefit Plan immediately prior to the Effective Time; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits and the foregoing service credit shall not apply with respect to any defined benefit plan or retiree medical plan.

(d)               Parent shall, or shall cause the Parent Subsidiaries (including the Surviving Corporation) to, use reasonable best efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, evidence of insurability, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of the Parent Subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time. Parent shall, or shall cause the Parent Subsidiaries, including the Surviving Corporation, to use commercially reasonable efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Continuing Employee (and dependents) will be eligible to participate from and after the Effective Time.

(e)               The Company shall use commercially reasonable efforts to: (i) obtain the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed) prior to making any broad-based communication or written communications to employees (including website postings) pertaining to employment, compensation or benefit matters that are or may be affected by the transactions contemplated by this Agreement and (ii) provide Parent with a copy of the intended communication in advance of the intended date any such communication is delivered or made available by the Company in order to provide Parent with a reasonable opportunity to review a particular communication in the given circumstances; provided, that the foregoing shall not apply to any later communication of information that the same as, or is substantially similar to, information with respect to which Parent has previously provided its consent.

(f)                Without limiting the generality of Section 8.10, the provisions of this Section 5.7 are solely for the benefit of the parties to this Agreement, and no current or former Service Provider (including any legal representative, beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 5.7, express or implied, shall confer upon any such individual or any other Person any rights or remedies under this Agreement or any rights or remedies under any Company Benefit Plan that such Service Provider, representative, beneficiary, dependent or other Person would not otherwise have under the terms of any Company Benefit Plan. Nothing contained in this Agreement, express or implied, shall: (i) guarantee employment for any period of time, or compensation or benefits of any nature or kind whatsoever; (ii) preclude the ability of Parent, the Surviving Corporation or their respective affiliates to terminate the employment of any Continuing Employee at any time and for any reason; (iii) require Parent, the Surviving Corporation or any of their respective affiliates to continue any Company Benefit Plan or other employee benefit plans, programs or Contracts or prevent the amendment, modification or termination thereof following the Closing; or (iv) amend any Company Benefit Plans or other employee benefit plans, programs or Contracts.

5.8              Indemnification.

(a)               From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless, and shall advance expenses as incurred, to the fullest extent permitted under (i) applicable Law, (ii) the Company Charter, the Company Bylaws or similar organization documents in effect as of the date of this Agreement and (iii) any Contract of the Company or its Subsidiaries in effect as of the date of this Agreement, each present and former director and officer of the Company and its Subsidiaries and each of their respective employees who serves as a fiduciary of a Company Benefit Plan (in each case, when acting in such capacity) (each, an “Indemnitee” and, collectively, the “Indemnitees”) against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding or investigation, whether civil, criminal, administrative or investigative, whenever asserted, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including in connection with this Agreement or the Transactions; provided, however, that any Person to whom expenses are advanced may be required to provide an unsecured undertaking to repay such advance if it is ultimately determined that such Person is not entitled to indemnification.

(b)               Parent agrees that all rights to exculpation, indemnification and advancement of expenses arising from, relating to, or otherwise in respect of, acts or omissions occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions) existing as of the Effective Time in favor of the current or former directors or officers of the Company or any of its Subsidiaries and each of their respective employees who serves as a fiduciary of a Company Benefit Plan as provided in its certificates of incorporation, bylaws or other organizational documents shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of no less than six (6) years from the Effective Time, Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, maintain in effect the exculpation, indemnification and advancement of expenses provisions of the applicable party’s certificate of incorporation and bylaws or similar organization documents in effect as of the date of this Agreement or in any Contract of the Company or its Subsidiaries with any of their respective directors, officers or employees in effect as of the date of this Agreement, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company or its Subsidiaries; provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any Proceeding pending or asserted or any claim made within such period shall continue until the final disposition of such Proceeding; provided, further, that any Person to whom expenses are advanced may be required to provide an unsecured undertaking to repay such advance if it is ultimately determined that such Person is not entitled to indemnification.

(c)               For six (6) years from and after the Effective Time, Parent and the Surviving Corporation shall be jointly and severally responsible for maintaining for the benefit of the directors and officers of the Company, as of the date of this Agreement and as of the Closing Date, an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policy of the Company, or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Parent and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid by the Company prior to the date of this Agreement, it being understood that if the total premiums payable for such insurance coverage exceeds such amount, Parent shall obtain a policy with the greatest coverage available for a cost equal to such amount. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained by the Company prior to the Effective Time, which policies provide such directors and officers with such coverage for an aggregate period of six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of this Agreement or the Transactions.

(d)               In the event that either Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each case, Parent shall, and shall cause the Surviving Corporation to, cause proper provision to be made so that such successor or assign shall expressly assume the obligations set forth in this Section 5.8.

(e)               The provisions of this Section 5.8 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Charter, the Company Bylaws or similar organization documents in effect as of the date of this Agreement or in any Contract of the Company or its Subsidiaries in effect as of the date of this Agreement. The obligations of Parent under this Section 5.8 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.8 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.8 applies shall be third party beneficiaries of this Section 5.8).

(f)                Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or employees, it being understood and agreed that the indemnification or advancement of expenses provided for in this Section 5.8 is not prior to or in substitution for any such claims under such policies.

5.9              Parent Agreements Concerning Merger Sub. Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Merger Sub of, and the compliance by Merger Sub with, all of the covenants, agreements, obligations and undertakings of Merger Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Merger Sub hereunder.

5.10          Takeover Statutes. If any state takeover Law or state Law that purports to limit or restrict business combinations or the ability to acquire or vote Shares or Preferred Shares (including any “control share acquisition,” “fair price,” “business combination” or other similar takeover Law) becomes or is deemed to be applicable to the Company, Parent or Merger Sub, the Offer, the Merger or any other transaction contemplated by this Agreement, then the Company and the Company Board shall take all action reasonably available to it to render such Law inapplicable to the foregoing.

5.11          Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be reasonably necessary to cause any dispositions of Shares or Preferred Shares (including derivative securities with respect to Shares or Preferred Shares) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.12          Stockholder Litigation. The Company shall give Parent reasonable opportunity to participate, review or comment on all material filings or responses to be made by the Company in the defense or settlement of any stockholder litigation against the Company and/or its directors and officers relating to the transactions contemplated by this Agreement, including the Offer, the Merger and no such settlement of any stockholder litigation shall be agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Company shall promptly notify Parent of any such litigation and shall keep Parent reasonably and promptly informed with respect to the status thereof.

5.13          Stock Exchange Delisting. The Surviving Corporation shall cause the Company’s securities to be de-listed from NYSE and de-registered under the Exchange Act as promptly as practicable following the Effective Time, and prior to the Effective Time the Company shall reasonably cooperate with Parent with respect thereto. Prior to the Closing, the Company shall in the ordinary course of business consistent with past practice prepare quarterly and annual reports pursuant to the Exchange Act such that if any such reports are required to be filed after the Closing and prior to the deregistration of the Company’s securities under the Exchange Act, the Company will be reasonably capable of timely filing such reports.

5.14          FIRPTA Certificate. On the Closing Date or, if earlier, no less than thirty (30) days prior to the Closing, the Company shall deliver to Parent a statement and notice to the IRS in accordance with Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h), dated within thirty (30) days prior to the Closing Date and in the form contemplated by Exhibit C, which Parent shall deliver to the IRS on behalf of the Company upon Closing. Notwithstanding anything to the contrary in this Agreement, the performance of the covenant in this Section 5.14 shall not be a condition to the consummation of the Merger.

Article 6

Conditions to Consummation of the Merger

6.1              Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each party to consummate the Merger shall be subject to the satisfaction (or waiver, if permissible under Law) at or prior to the Effective Time of each of the following conditions:

(a)               Merger Sub shall have irrevocably accepted for payment all Shares and Preferred Shares validly tendered and not withdrawn in the Offer.

(b)               The consummation of the Merger shall not then be restrained, enjoined or prohibited by any Order (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other Governmental Entity and there shall not be in effect any Law enacted or promulgated by any Governmental Entity that prevents the consummation of the Merger.

6.2              Frustration of Closing Conditions(a). Neither Parent nor Merger Sub may rely on the failure of any conditions set forth in Sections 6.1 to be satisfied if the primary cause of such failure was the failure of Parent or Merger Sub to perform any of its obligations under this Agreement. The Company may not rely on the failure of any conditions set forth in Sections 6.1 to be satisfied if the primary cause of such failure was the failure of the Company to perform any of its obligations under this Agreement.

Article 7

Termination, Amendment and Waiver

7.1              Termination. This Agreement may be terminated, and the Offer, the Merger and the other transactions contemplated hereby may be abandoned at any time prior to the Effective Time only as follows:

(a)               By mutual written consent of Parent and the Company at any time prior to the Effective Time;

(b)               By either the Company or Parent, if the Offer (as it may have been extended pursuant to Section 1.1) expires as a result of the non-satisfaction of any condition to the Offer set forth in Annex I in a circumstance where Merger Sub has no further obligation to extend the Offer pursuant to Section 1.1; provided, however, that neither the Company nor Parent shall be permitted to terminate this Agreement pursuant to this Section 7.1(b) if there has been any material breach by such party of its material representations, warranties or covenants contained in this Agreement, and such breach has primarily caused or resulted in the non-satisfaction of any condition to the Offer set forth in Annex I;

(c)               By either the Company or Parent, if any court of competent jurisdiction or other Governmental Entity of competent jurisdiction shall have issued an Order or taken any other action, in each case, permanently restraining, enjoining or otherwise prohibiting, (i) prior to the Acceptance Time or (ii) prior to the Effective Time, the consummation of the Offer or the Merger, and such Order or other action shall have become final and non-appealable, provided, however, that neither the Company nor Parent shall be permitted to terminate this Agreement pursuant to this Section 7.1(c) if such Order or other action is primarily the result of (x) a breach by such party of its representations and warranties or (y) the failure by such party to comply with the covenants applicable to such party, in each case, contained in this Agreement;

(d)               By either the Company or Parent if the Acceptance Time shall not have occurred on or before the Outside Date; provided, however, that neither the Company nor Parent shall be permitted to terminate this Agreement pursuant to this Section 7.1(d) if there has been any material breach by such party of its material representations, warranties or covenants contained in this Agreement, and such breach has primarily caused or resulted in the failure of the Closing to have occurred prior to the Outside Date;

(e)               By Parent, at any time prior to the Acceptance Time, if (i) the Company Board or any authorized committee thereof shall have effected a Change of Board Recommendation, whether or not in compliance with Section 5.3 (it being understood and agreed that any written notice of the Company’s intention to make a Change of Board Recommendation prior to effecting such Change of Board Recommendation in accordance with Section 5.3(d) or Section 5.3(e) shall not result in Parent or Merger Sub having any termination rights pursuant to this Section 7.1(e)), or (ii) the Company shall have entered into an Alternative Acquisition Agreement with respect to a Superior Proposal;

(f)                By the Company, at any time prior to the Acceptance Time, if the Company Board or any authorized committee thereof authorizes the Company to enter into an Alternative Acquisition Agreement, but only if the Company shall have complied in all material respects with its obligations under Section 5.3 with respect to such Superior Proposal; provided, however, that the Company shall prior to or concurrently with such termination pay the Company Termination Fee to or for the account of Parent pursuant to Section 7.3;

(g)               By Parent, at any time prior to the Acceptance Time, if: (i) there has been a breach by the Company of its representations, warranties or covenants contained in this Agreement, in each case, such that any condition to the Offer contained in paragraphs (c)(ii) or (c)(iii) of Annex I is not reasonably capable of being satisfied while such breach is continuing, (ii) Parent shall have delivered to the Company written notice of such breach and (iii) such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions in paragraphs (c)(ii) or (c)(iii) of Annex I prior to the applicable Outside Date or at least thirty (30) days shall have elapsed since the date of delivery of such written notice to the Company and such breach shall not have been cured in all material respects; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(g) if there has been any material breach by Parent or Merger Sub of its material representations, warranties or covenants contained in this Agreement, and such breach shall not have been cured in all material respects;

(h)               By the Company, at any time prior to the Acceptance Time, if: (i) there has been a breach by Parent or Merger Sub of any of its representations, warranties or covenants contained in this Agreement that has or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse effect, (ii) the Company shall have delivered to Parent written notice of such breach and (iii) either such breach is not capable of cure prior to the applicable Outside Date or at least thirty (30) days shall have elapsed since the date of delivery of such written notice to Parent and such breach shall not have been cured in all material respects; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(h) if there has been any material breach by the Company of its material representations, warranties or covenants contained in this Agreement, and such breach shall not have been cured in all material respects; or

(i)                 By the Company, if Merger Sub fails to accept for purchase Shares or Preferred Shares validly tendered (and not withdrawn) pursuant to the Offer in violation of the terms of this Agreement.

7.2              Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail and this Agreement shall forthwith become void and have no further force and effect (other than the first sentence of Section 5.2(b), Section 7.2, Section 7.3 and Article 8, each of which shall survive termination of this Agreement), and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, officers, directors or Representatives, except with respect to the first sentence of Section 5.2(b), Section 7.2, Section 7.3 and Article 8; provided that nothing in this Section 7.2 shall relieve any party from liabilities or damages incurred or suffered as a result of Fraud or a Willful and Material Breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective representations, warranties, covenants or other agreements set forth in this Agreement.

7.3              Company Termination Fee.

(a)               The parties hereto agree that if this Agreement is terminated by Parent pursuant to Section 7.1(e) or the Company pursuant to Section 7.1(f), then the Company shall pay to Parent prior to or concurrently with such termination, in the case of a termination by the Company, or within two (2) Business Days thereafter, in the case of a termination by Parent, the Company Termination Fee. The “Company Termination Fee” means $20,000,000.

(b)               The parties hereto agree that if (i) this Agreement is terminated pursuant to (A) Section 7.1(b) or Section 7.1(d) and, at the time of such termination, all of the conditions to the Offer set forth in Annex I have been satisfied other than the Minimum Condition and those conditions that by their nature are to be satisfied at the Closing, or (B) Section 7.1(g), and, at the time of such termination, the Minimum Condition shall not have been satisfied, (ii) after the date hereof and prior to the date of termination, an Acquisition Proposal has been publicly announced and not withdrawn prior to the date of termination and (iii) the Company enters into a definitive agreement with respect to such Acquisition Proposal or consummates any Acquisition Proposal within nine (9) months after such termination, then the Company shall pay the Company Termination Fee, no later than two (2) Business Days after the earlier of the entry into a definitive agreement with respect to such transaction or the consummation of such transaction. For purposes of this Section 7.3(b), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.3(g)(i), except that the references to “fifteen percent (15%)” shall be deemed to be references to “fifty percent (50%)”.

(c)               All payments under this Section 7.3 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent, or in the absence of such designation, an account established for the sole benefit of Parent.

(d)               Each of the parties acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement. For the avoidance of doubt, in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(e)               In circumstances where the Company Termination Fee is payable in accordance with this Section 7.3, Parent’s receipt of the Company Termination Fee (if received) from or on behalf of the Company shall be Parent’s and Merger Sub’s sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise) against the Company and its Subsidiaries and any of their respective former, current or future direct or indirect equity holders, general or limited partners, controlling persons, stockholders, members, managers, directors, officers, employees, agents, affiliates or assignees for all losses and damages suffered as a result of the failure of the Merger or the other transactions contemplated by this Agreement to be consummated, for any breach or failure to perform hereunder or otherwise, and upon payment of such amount, no such Person shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby; provided that this Section 7.3(e) shall not relieve the Company or its Subsidiaries from liability for Fraud.

7.4              Amendment. This Agreement may be amended by each of the Company, Parent and Merger Sub by written agreement executed and delivered by duly authorized officers of the respective parties at any time prior to the Effective Time.

7.5              Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) waive compliance by the other with any of the agreements or covenants contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Article 8
General Provisions

8.1              Non-Survival of Representations and Warranties. None of the representations, warranties or covenants in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time except that this Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time, which shall survive to the extent expressly provided for herein.

8.2              Fees and Expenses. Subject to Section 7.2, all fees and expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same.

8.3              Notices. Any notices or other communications to any party required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in Person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (b) on the fifth Business Day after dispatch by registered or certified mail, (c) on the next Business Day if transmitted by national overnight courier or (d) on the date delivered if sent by email (provided confirmation of email receipt is obtained), in each case, as follows (or to such other Persons or addressees as may be designated in writing by the party to receive such notice):

If to Parent or Merger Sub, addressed to it at:

IAC/InterActiveCorp

555 West 18th Street

New York, NY 10011

Tel: (212) 314-7376

Fax: (212) 632-9551

Attention: Gregg Winiarski

Email: gregg.winiarski@iac.com

with a copy to (for information purposes only):

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Fax: (917) 777-3743

Attention:	Brandon Van Dyke
Richard L. Oliver
Email:	brandon.vandyke@skadden.com
richard.oliver@skadden.com

If to the Company, addressed to it at:

Care.com, Inc.
77 Fourth Avenue, Fifth Floor

Waltham, MA 024512
Tel: (781) 795-7286

Attention:	Sheila Lirio Marcelo
Melanie Goins
Email:	mgoins@care.com
smarcelo@care.com

with a copy to (for information purposes only):

Latham & Watkins LLP

200 Clarendon Street

Boston, MA 02116

Fax: (617) 948-6001

Attention:	John H. Chory
Bradley C. Faris
Jason T. Morelli
Email:	john.chory@lw.com
bradley.faris@lw.com
jason.morelli@lw.com

8.4              Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided that any such confidentiality agreement need not contain any standstill provision.

“Accrued and Unpaid Dividends” has the meaning given to such term in the Certificate of Designations.

“affiliate” means, as to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Aggregate Merger Consideration” means the aggregate consideration payable to the holders of Shares, Preferred Shares, Company Options and Company RSUs pursuant to this Agreement.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in New York, New York are authorized or obligated by applicable Law to close.

“Certificate of Designations” means the Certificate of Designations of Convertible Preferred Stock, Series A of the Company.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company ERISA Affiliate” means any trade or business (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” under Section 4001(b) of ERISA or Section 414 of the Code.

“Company Equity Awards” means, collectively, the Company Options and Company RSUs.

“Company Material Adverse Effect” means any change, event, effect, circumstance, condition, occurrence or development (an “Effect”) that (x), individually or in the aggregate, has a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole or (y) would prevent or materially impairs or delays the consummation of the Merger or performance by the Company of any of its material obligations made under this Agreement; provided, however, that adverse Effects arising out of, resulting from or attributable to the following shall not constitute or be deemed to contribute to a Company Material Adverse Effect, and shall not otherwise be taken into account in determining whether a Company Material Adverse Effect has occurred, is occurring or would reasonably be expected to occur, except that Effects with respect to clauses (a), (b) and (c) of the below shall be so considered to the extent such Effect disproportionately impacts the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the industries in which the Company and its Subsidiaries operate or participate: (a) changes or proposed changes in applicable Laws, GAAP or the interpretation or enforcement thereof, (b) changes in general economic, business, labor or regulatory conditions, or changes in securities, credit or other financial markets, including interests rates or exchange rates, in the United States or globally, or changes generally affecting the industries (including seasonal fluctuations) in which the Company or its Subsidiaries operate in the United States or globally, (c) changes in global or national political conditions (including the outbreak or escalation of war (whether or not declared), military action, sabotage or acts of terrorism), changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis, (d) actions or omissions required of the Company under this Agreement or taken at the express written request of Parent or Merger Sub, (e) the public announcement, pendency or consummation of this Agreement and the Transactions, including the identity of Parent or any of its Subsidiaries or any public communication by Parent or any of its Subsidiaries regarding plans, proposals or projections with respect to the Company, its Subsidiaries or their employees (including any impact on the relationship of the Company or any its Subsidiaries, contractual or otherwise, with its customers, suppliers, distributors, vendors, lenders, employees or partners), (f) any Proceeding arising from allegations of breach of fiduciary duty by the Company Board or violation of Law by the Company Board relating to this Agreement or the transactions contemplated hereby, (g) changes in the trading price or trading volume of Shares or any suspension of trading (provided that the underlying cause of such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred or would be reasonably expected to occur) or (h) any failure by the Company or any of its Subsidiaries to meet any revenue, earnings or other financial projections or forecasts (provided that the underlying cause of such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred or would be reasonably expected to occur).

“Company Intellectual Property” means the Intellectual Property that is owned by or licensed to the Company or any of its Subsidiaries.

“Company Owned Intellectual Property” means Company Intellectual Property that is owned by the Company or any of its Subsidiaries.

“Competition Laws” means applicable supranational, national, federal, state, provincial or local Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition in any other country or jurisdiction, including the HSR Act, the Sherman Act, the Clayton Act, and the Federal Trade Commission Act, in each case, as amended and other similar competition or antitrust laws of any jurisdiction other than the United States.

“Contract” or “Contracts” means, whether written or oral, any agreements, arrangements, contracts, leases (whether for real or personal property), powers of attorney, notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, purchase and sale orders and other legal commitments to which in each case a Person is a party or to which any of the properties or assets of such Person or its Subsidiaries are subject.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of capital stock or other Equity Interests, as trustee or executor, by Contract or credit arrangement or otherwise.

“Environmental Claims” means any Proceeding, investigation, order, demand, allegation, accusation or notice (written or oral) by any Person or entity alleging actual or potential liability arising out of or relating to any Environmental Laws, Environmental Permits or the presence in, or Release into, the environment of, or exposure to, any Hazardous Materials, but shall not include any claims relating to products liability.

“Environmental Laws” means any and all applicable, federal, state, provincial, local or foreign Laws, and all rules or regulations promulgated thereunder, regulating or relating to Hazardous Materials, pollution, protection of the environment (including ambient air, surface water, ground water, land surface, subsurface strata, wildlife, plants or other natural resources), and/or the protection of health and safety of persons from exposures to Hazardous Materials in the environment.

“Environmental Permits” means any permit, certificate, registration, notice, approval, identification number, license or other authorization required under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, partnership, limited liability company, member or similar equity interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable into or for any such share, capital stock, partnership, limited liability company, member or similar equity interest.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Executive Officers” mean those officers considered by the Company to be executive officers within the meaning of Rule 3b-7 under the Exchange Act.

“Fraud” means the common law fraud (under the Laws of the State of Delaware) with respect to the representations and warranties expressly set forth in Article 3 and any certificate delivered in connection herewith; provided, however, that Fraud shall not include any equitable fraud, promissory fraud or any tort (including any claim for fraud) to the extent based on negligence or recklessness, it being understood that Fraud shall require actual (as opposed to imputed or constructive) knowledge of falsity and the intent to deceive or mislead (as opposed to reckless indifference to the truth) another who is relying thereon.

“Free or Open Source Software” means any software (in source or object code form) that is subject to (a) a license or other agreement commonly referred to as an open source, free software, copyleft or community source code license (including any code or library licensed under the GNU General Public License, GNU Lesser General Public License, BSD License, Apache Software License, or any other public source code license arrangement); or (b) any other license or other agreement that requires, as a condition of the sue, modification or distribution of software subject to such license or agreement, that such software or other software linked with, called by, combined or distributed with such software be (i) disclosed, distributed, made available, offered, licensed or delivered in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind, or (iv) redistributable at no charge, including any license defined as an open source license by the Open Source Initiative as set forth on www.opensource.org.

“GAAP” means generally accepted accounting principles, as applied in the United States.

“Governmental Entity” means any national, federal, state, county, municipal, local or foreign government, or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory, taxing, administrative or prosecutorial functions of or pertaining to government, any quasi-governmental entity, any arbitrator or panel of arbitrators of competent jurisdiction and the NYSE.

“Hazardous Materials” means any pollutants, chemicals, contaminants or any other toxic, infectious, carcinogenic, reactive, corrosive, ignitable, flammable or otherwise hazardous substance or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Information Privacy Laws” means any Laws or Orders pertaining to privacy, data protection or data transfer, including all privacy and security breach disclosure Laws that are applicable to the Company and its Subsidiaries or the Parent and the Merger Sub (including, but not limited to, the General Data Protection Regulation (EU) 2016/679 (the “GDPR”) and any national laws supplementing the GDPR), as the case may be.

“Intellectual Property” means all intellectual property rights in any jurisdiction, including all: (a) patents and patent applications; (b) trademarks, service marks, trade dress, logos, slogans, brand names, trade names, Internet domain names and corporate names (whether or not registered), and other indicia of origin, and all applications and registrations in connection therewith; (c) all copyrights (whether or not published), and all applications and registrations in connection therewith; (d) mask works and industrial designs, and all applications and registrations in connection therewith; and (e) trade secrets and other intellectual property rights in confidential and proprietary information (including intellectual property rights, if any, in inventions, ideas, research and development information, know-how, formulas, compositions, technical data, designs, drawings, specifications, research records, test information, financial, marketing and business data, customer and supplier lists, algorithms and information, pricing and cost information, business and marketing plans and proposals, and databases and compilations of data).

“IRS” means the United States Internal Revenue Service.

“Knowledge” means (a) when used with respect to the Company, the actual knowledge of the individuals listed in Section 8.4(a) of the Company Disclosure Schedule; and (b) when used with respect to Parent or Merger Sub, the actual knowledge of the individuals listed on Section 8.4(a) of the Parent Disclosure Schedule.

“Law” means any applicable national, provincial, state, municipal and local laws, statutes, ordinances, decrees, rules, regulations or Orders of any Governmental Entity, in each case, having the force of law.

“Lien” means with respect to any property, equity interest or asset, any mortgage, deed of trust, hypothecation, lien, encumbrance, pledge, charge, security interest, right of first refusal, right of first offer, adverse claim, restriction on transfer, covenant or option in respect of such property, equity interest or asset.

“Liquidation Preference” has the meaning given to such term in the Certificate of Designations.

“NYSE” means the New York Stock Exchange.

“Order” means any judgment, order, ruling, decision, writ, injunction, decree or arbitration award of any Governmental Entity.

“Parent Material Adverse Effect” means any change, event, development, condition, occurrence or effect that prevents or materially impairs or delays the consummation of the Merger or performance by Parent or Merger Sub of any of their material obligations under this Agreement.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate Proceedings, (b) Liens in favor of landlords, vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or encumbrances arising by operation of Law in the ordinary course of business for amounts not yet due and payable, (c) non-exclusive licenses of Intellectual Property, (d) (i) matters of record, (ii) Liens that would be disclosed by a current, accurate survey or physical inspection of such real property, (iii) applicable building, zoning and land use regulations, and (iv) other imperfections or irregularities in title, charges, restrictions and other encumbrances that do not materially detract from the use of the Company Real Property to which they relate, and (e) such other Liens which would not, individually or in the aggregate, interfere materially with the ordinary conduct of the business of the Company and its Subsidiaries as currently conducted or materially detract from the use, occupancy, value or marketability of the property affected by such Lien.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act), including a Governmental Entity.

“Proceedings” means all actions, suits, claims, charges, litigation, arbitration or proceedings, in each case, by or before any Governmental Entity.

“Proxy Statement” means a proxy statement or similar disclosure document relating to the adoption and approval of this Agreement by the Company’s stockholders.

“Release” means disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, dumping, emitting, escaping or emptying into or upon the indoor or outdoor environment, including any soil, sediment, subsurface strata, surface water, groundwater, ambient air, the atmosphere or any other media.

“Representatives” means, with respect to a Person, such Person’s directors, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Series A Preferred Stock” means the shares of Company Preferred Stock designated as “Convertible Preferred Stock, Series A” pursuant to the Certificate of Designations.

“Software Programs” means computer programs (whether in source code, object code or other form), including any and all software implementations of algorithms, models and methodologies, and all documentation, including user manuals and training materials, related to any of the foregoing.

“Subsidiary” of Parent, the Company or any other Person means any corporation, limited liability company, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the capital stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, limited liability company, partnership, joint venture or other legal entity, or otherwise owns, directly or indirectly, such capital stock or other Equity Interests that would confer control of any such corporation, limited liability company, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Tax Return” means any report, return (including information return), statement or declaration filed or required to be filed with a Governmental Entity, including any schedule or attachment thereto, and including any amendments thereof.

“Taxes” means all taxes and other charges in the nature of a tax imposed by any Governmental Entity, including, without limitation, income, franchise, windfall or other profits, gross receipts, real property, personal property, sales, use, goods and services, net worth, capital stock, business license, occupation, commercial activity, customs duties, alternative or add-on minimum, environmental, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, estimated, withholding, ad valorem, stamp, transfer, registration, value-added, transactional and gains tax, and any interest, penalty, fine or additional amounts imposed by a Governmental Entity in respect of any of the foregoing.

“Third Party” shall mean any Person other than Parent, Merger Sub and their respective affiliates.

“Treasury Regulations” means Treasury regulations promulgated under the Code.

“Willful and Material Breach” means (a) with respect to any material breach of a representation and warranty, that the breaching party had Knowledge of such breach as of the date of this Agreement and (b) with respect to any material breach of a covenant or other agreement, that the breaching party (and, solely with regard to Section 5.3, by a Subsidiary of the Company or Representative of the Company acting on behalf of the Company) took or failed to take action with Knowledge that the action so taken or omitted to be taken constituted, or would reasonably be expected to constitute, a material breach of such covenant or agreement.

8.5              Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Acceptance Time”	Section 1.1(b)
“Agreement”	Preamble
“Acquisition Proposal”	Section 5.3(g)(i)
“Alternative Acquisition Agreement”	Section 5.3(a)
“Book-Entry Shares”	Section 2.2(b)(ii)
“Capital G Support Agreement”	Recitals
“Certificate of Merger”	Section 1.5
“Certificates”	Section 2.2(b)(i)
“Change of Board Recommendation”	Section 5.3(a)
“Closing”	Section 1.5
“Closing Date”	Section 1.5
“Company”	Preamble
“Company Benefit Plan”	Section 3.11(a)
“Company Board”	Recitals
“Company Board Recommendation”	Section 3.3(b)
“Company Bylaws”	Section 3.1
“Company Charter”	Section 3.1
“Company Disclosure Schedule”	Article 3
“Company Equity Plans”	Section 2.4(d)
“Company Lease Agreements”	Section 3.16(a)(vi)
“Company Leased Real Property”	Section 3.14(b)
“Company Material Contracts”	Section 3.16(b)
“Company Option”	Section 2.4(a)(i)

“Company Owned Real Property”	Section 3.14(a)
“Company Preferred Stock”	Section 3.2(a)
“Company Real Property”	Section 3.14(c)
“Company Registered Intellectual Property”	Section 3.17(a)
“Company PSU”	Section 3.2(a)
“Company RSU”	Section 2.4(b)
“Company SEC Documents”	Section 3.5(a)
“Company SEC Financial Statements”	Section 3.5(c)
“Company Termination Fee”	Section 7.3(a)
“Confidentiality Agreement”	Section 5.2(b)
“Continuing Employee”	Section 5.7(a)
“D&O Insurance”	Section 5.8(c)
“DGCL”	Recitals
“Dissenting Shares”	Section 2.3
“Effect”	Section 8.4
“Effective Time”	Section 1.5
“Expiration Date”	Section 1.1(d)
“GDPR”	Section 8.4
“Indemnitee”	Section 5.9(a)
“Initial Expiration Date”	Section 1.1(d)
“Labor Agreement”	Section 3.12(a)
“Marcelo Support Agreement”	Recitals
“Merger”	Recitals

“Merger Consideration”	Section 2.1(a)
“Merger Sub”	Preamble
“Minimum Condition”	Section 1.1(a)
“Notice Period”	Section 5.3(d)
“Offer”	Recitals
“Offer Documents”	Section 1.1(g)
“Offer Price”	Recitals
“Offer to Purchase”	Section 1.1(c)
“Outside Date”	Section 1.1(e)
“Parent”	Preamble
“Parent Disclosure Schedule”	Article 4
“Parent Subsidiary”	Section 4.3(a)
“Paying Agent”	Section 2.2(a)
“Permits”	Section 3.10
“Preferred Share”	Section 2.1(d)
“Preferred Share Offer Price”	Recitals
“Products”	Section 3.17(f)
“Proposed Changed Terms”	Section 5.3(d)(ii)
“Series A Preferred Stock Consideration”	Section 2.1(d)
“Schedule TO”	Section 1.1(g)
“Schedule 14D-9”	Section 1.2(a)
“Service Provider”	Section 3.11(a)
“Share Offer”	Recitals
“Share Offer Price”	Recitals

“Shares”	Recitals
“Superior Proposal”	Section 5.3(g)(iii)
“Support Agreements”	Recitals
“Surviving Corporation”	Section 1.3(a)
“Tenzing Support Agreement”	Recitals
“Transactions”	Section 1.1(a)

8.6              Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.7              Severability. If any term or other provision (or part thereof) of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement (or parts thereof) shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision (or part thereof) is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law and in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

8.8              Entire Agreement. This Agreement (together with the Exhibits, Parent Disclosure Schedule and Company Disclosure Schedule and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein or therein, are not intended to confer upon any other Person any rights or remedies hereunder or thereunder.

8.9              Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of each of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

8.10            No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except (a) as set forth in or contemplated by the terms and provisions of Section 5.8 (with respect to which the Indemnitees shall be third party beneficiaries) and (b) from and after the Effective Time, the rights of holders of Shares, Preferred Shares, Company Options and Company RSUs to receive the consideration set forth in this Agreement.

8.11          Mutual Drafting; Interpretation. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement. The words “made available to Parent” and words of similar import refer to documents (i) posted to the data room maintained by the Company or its Representatives in connection with the transactions contemplated by this Agreement, (ii) delivered in person or electronically to Parent, Merger Sub or any of their respective Representatives or (iii) that are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC, in each case, at least one (1) Business Day prior to the date of this Agreement. Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive.

8.12          Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a)               This Agreement and all claims and causes of action arising in connection herewith shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b)               Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, in the event such court does not have jurisdiction, Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding except in such courts, (ii) agrees that any claim in respect of any such Proceeding may be heard and determined in such Delaware State court or, to the extent permitted by Law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any such Delaware State or Federal court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such Delaware State or Federal court. Each of the parties agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.3. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c)               EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12(c).

8.13            Counterparts. This Agreement may be signed in any number of counterparts, including by facsimile or other electronic transmission each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

8.14            Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at Law would exist and damages would be difficult to determine, and accordingly, (i) the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at Law or in equity, (ii) the parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (iii) the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at Law. The Company’s or Parent’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by the other party in the case of Fraud or Willful and Material Breach of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers or managers thereunto duly authorized.

Parent:

IAC/INTERACTIVECORP

By:	/s/ Gregg Winiarski
	Name:	Gregg Winiarski
	Title:	Executive Vice President and General Counsel

Merger Sub:

BUZZ MERGER SUB INC.

By:	/s/ Gregg Winiarski
	Name:	Gregg Winiarski
	Title:	Vice President and Assistant Secretary

[Signature Page to Agreement and Plan of Merger]

The Company:

CARE.COM, INC.

By:	/s/ Sheila Lirio Marcelo
	Name:	Sheila Lirio Marcelo
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX 1

CONDITIONS TO THE OFFER

Notwithstanding any other provisions of the Offer, subject to the provisions of the Merger Agreement and applicable Law, Merger Sub shall not be required to (and Parent shall not be required to cause Merger Sub to) accept for payment any validly tendered (and not validly withdrawn) Shares or Preferred Shares, if (a) the Minimum Condition shall not have been satisfied at the Expiration Date, (b) any applicable waiting period, together with any extensions thereof, under the Competition Laws shall not have expired or been terminated and approvals under any Competition Law required for Closing shall not have been obtained, or (c) any of the following events, conditions, state of facts or developments exists or has occurred and is continuing at the Expiration Date:

(i)                the consummation of the Offer or the Merger shall then be restrained, enjoined or prohibited by any Order (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other Governmental Entity or there shall be in effect any Law enacted or promulgated by any Governmental Entity that prevents the consummation of the Offer or the Merger;

(ii)              any representation and warranty of the Company (i) contained in Sections 3.1 (Corporate Organization), 3.2(b) (Equity Interests), 3.3 (Authority; Execution and Delivery; Enforceability) and 3.18 (Broker’s Fees) of the Merger Agreement shall fail to be true and correct in all material respects at and as of the date of the Merger Agreement and at and as of the Expiration Date as though made on the Expiration Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time); (ii) contained in Section 3.2(a) (Capitalization) of the Merger Agreement, shall fail to be true and correct in all respects at and as of the date of the Merger Agreement and at and as of the Expiration Date as though made on the Expiration Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time) and except for de minimis inaccuracies; and (iii) otherwise set forth in Article 3 of the Merger Agreement, without giving effect to any qualifications as to materiality or Company Material Adverse Effect or other similar qualifications contained therein, shall fail to be true and correct at and as of the date of the Merger Agreement and at and as of the Expiration Date as though made on the Expiration Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), except as has not had and would not reasonably be expected to have, individually or in the aggregate with all other failures to be true or correct, a Company Material Adverse Effect;

(iii)            the Company shall have breached or failed to perform or comply with in all material respects all covenants and agreements required to be performed or complied with by it under the Merger Agreement at or prior to the Expiration Date;

(iv)             any change, event, effect, circumstance, condition, occurrence or development shall have occurred that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect, since the date of the Merger Agreement;

(v)               the Merger Agreement shall have been properly and validly terminated in accordance with its terms; or

(vi)             the Company shall have failed to delivered to Parent a certificate, dated as of the Expiration Date and signed by an executive officer of the Company, certifying to the effect that the conditions set forth in Sections (ii), (iii) and (iv) of Paragraph (c) of this Annex I have been satisfied; or

The foregoing conditions are for the benefit of the Parent and Merger Sub and may be waived by the Parent or Merger Sub in whole or in part at any time or from time to time prior to the Expiration Date (except that the Minimum Condition may not be waived), in each case, subject to the terms of the Merger Agreement and applicable Laws, including the applicable rules and regulations of the SEC. The foregoing conditions shall be in addition to, and not a limitation of, the rights and obligations of Merger Sub to extend, terminate, amend and/or modify the Offer in accordance with the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

Capitalized terms used in this Annex I and not defined in this Annex I shall have the meanings set forth in the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 20, 2019 by and among Parent, Merger Sub and the Company.

[Signature Page to Agreement and Plan of Merger]